4.8

07020879

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eaglecrest Explorations Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

FILE NO. 82- 00603

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 2/8/07

082-00603



9-30-06
AR/S

**EAGLECREST EXPLORATIONS LTD.**

Consolidated Financial Statements

For the Years ended September 30, 2006 and 2005

# DE VISSER GRAY
## CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

**AUDITORS' REPORT**

To the Shareholders of Eaglecrest Explorations Ltd.

We have audited the consolidated balance sheets and schedules of resource property costs of Eaglecrest Explorations Ltd. as at September 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"

**CHARTERED ACCOUNTANTS**

Vancouver, British Columbia
January 25, 2007

**EAGLECREST EXPLORATIONS LTD.**
Consolidated Balance Sheets
As at September 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| Current | | |
| Cash | 2,308,657 | 762,771 |
| Accounts receivable | 39,648 | 136,202 |
| Prepaid expenses and deposits | 112,538 | 50,294 |
| | 2,460,843 | 949,267 |
| Property, plant and equipment (note 3) | 527,081 | 699,014 |
| Resource properties (schedule) (note 4) | 32,579,485 | 25,902,523 |
| | 35,567,409 | 27,550,804 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued liabilities | 825,262 | 528,074 |
| **Shareholders' Equity** | | |
| Share capital (note 6(b)) | 51,668,343 | 42,772,462 |
| Share subscriptions (note 6(e)) | 1,156,000 | 1,156,000 |
| Contributed surplus (note 6(g)) | 1,844,846 | 1,428,731 |
| Deficit | (19,927,042) | (18,334,463) |
| | 34,742,147 | 27,022,730 |
| | 35,567,409 | 27,550,804 |

Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:

"Paul Zdebiak" — Paul Zdebiak

"Hans Rasmussen" — Hans Rasmussen

See notes to the consolidated financial statements

**EAGLECREST EXPLORATIONS LTD.**
Consolidated Statements of Operations and Deficit
For the Years Ended September 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| | $ | $ |
| **Expenses:** | | |
| Accounting and audit | 25,388 | 12,000 |
| Administration | 63,500 | 60,000 |
| Advertising | 2,350 | 36,344 |
| Amortization | 4,720 | 3,727 |
| Bank charges and interest | 7,970 | 6,935 |
| Consulting | 80,175 | 58,188 |
| Filing fees | 35,064 | 35,384 |
| Foreign exchange loss | 32,254 | 25,631 |
| Insurance | 48,046 | 31,923 |
| Corporate development | 272,309 | 337,548 |
| Legal | 64,288 | 64,903 |
| Management fees | 191,566 | 169,590 |
| Office and printing | 96,132 | 59,109 |
| Shareholders' information | 23,034 | 18,597 |
| Stock-based compensation (note 6 (f)) | 465,765 | 430,380 |
| Transfer agent | 17,285 | 17,075 |
| Travel and promotion | 251,170 | 78,567 |
| **Total expenses** | 1,681,016 | 1,445,901 |
| **Other items:** | | |
| Interest income | (41,719) | (12,062) |
| Write-off of accounts payable & receivables (Note 9) | (46,718) | - |
| | (88,437) | (12,062) |
| **Net loss for the year** | (1,592,579) | (1,433,839) |
| **Deficit - beginning of year** | (18,334,463) | (16,900,624) |
| **Deficit - end of year** | (19,927,042) | (18,334,463) |
| Loss per common share (note 2) | ($0.01) | ($0.01) |
| Weighted-average number of common shares outstanding | 222,086,729 | 165,977,930 |

See notes to the consolidated financial statements

**EAGLECREST EXPLORATIONS LTD.**
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| | $ | $ |
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net loss for the year | (1,592,579) | (1,433,839) |
| Items not affecting cash: | | |
| Amortization | 4,720 | 3,727 |
| Stock-based compensation | 465,765 | 430,380 |
| | (1,122,094) | (999,732) |
| Net change in non-cash working capital items: | | |
| Accounts receivable | 96,554 | (83,453) |
| Prepaid expenses and deposits | (62,244) | 13,495 |
| Accounts payable and accrued liabilities | (40,724) | (26,208) |
| | (1,128,508) | (1,095,898) |
| **Financing activities** | | |
| Cash received for capital stock issued | 9,109,484 | 6,238,330 |
| Share issue costs | (263,253) | (369,329) |
| Share subscriptions to capital stock | - | (384,886) |
| | 8,846,231 | 5,484,115 |
| **Investing activities** | | |
| Property, plant and equipment expenditures | (40,787) | (147,638) |
| Resource property expenditures | (6,468,962) | (4,459,258) |
| Accounts payable for resource property expenditures | 337,912 | (191,350) |
| | (6,171,837) | (4,798,246) |
| **Increase (decrease) in cash** | 1,545,886 | (410,029) |
| **Cash - beginning of year** | 762,771 | 1,172,800 |
| **Cash - end of year** | 2,308,657 | 762,771 |

**Supplemental disclosure of non-cash financing and investing activities:**

*During the year ended September 30, 2006, 43,750 (2005 – 122,400) common shares were issued at $0.18 (2005 - $0.13) for finders' fees. Equipment amortization of $208,000 (2005 - $200,008) was recorded in deferred mineral property costs.*

*Interest received during the year $41,719 (2005 - $12,062)*

See notes to the consolidated financial statements

**EAGLECREST EXPLORATIONS LTD.**
Consolidated Schedule of Resource Property Costs

| Bolivia | September 30, 2004 $ | Additions during the year $ | September 30, 2005 $ | Additions during the year $ | September 30, 2006 $ |
|---|---|---|---|---|---|
| **San Simon Zone** | | | | | |
| Acquisition costs | 2,395,843 | 124,920 | 2,520,763 | 7,696 | 2,528,459 |
| Administration | 193,576 | - | 193,576 | - | 193,576 |
| Assays | 398,745 | - | 398,745 | - | 398,745 |
| Camp costs | 1,768,017 | - | 1,768,017 | - | 1,768,017 |
| Consulting fees | 2,185,445 | - | 2,185,445 | - | 2,185,445 |
| Drilling | 1,501,060 | - | 1,501,060 | - | 1,501,060 |
| Mapping | 120,058 | - | 120,058 | - | 120,058 |
| Equipment rental | 1,150,002 | - | 1,150,002 | - | 1,150,002 |
| Field costs | 625,183 | - | 625,183 | - | 625,183 |
| Geophysical surveys | 171,867 | - | 171,867 | - | 171,867 |
| Professional fees | 217,391 | - | 217,391 | - | 217,391 |
| Sampling and analysis | 132,529 | - | 132,529 | - | 132,529 |
| Wages | 589,341 | - | 589,341 | - | 589,341 |
| Travel | 482,661 | - | 482,661 | - | 482,661 |
| Underground development | 2,420,241 | - | 2,420,241 | - | 2,420,241 |
| Vehicle maintenance | 393,251 | - | 393,251 | - | 393,251 |
| | 14,745,210 | 124,920 | 14,870,130 | 7,696 | 14,877,826 |
| **Dona Amelia Zone** | | | | | |
| Acquisition costs | 78,210 | 12,266 | 90,476 | 13,735 | 104,211 |
| Admin and office | 249,796 | 265,310 | 515,106 | 267,345 | 782,451 |
| Amortization | 109,895 | 200,008 | 309,903 | 208,000 | 517,903 |
| Assays | 280,709 | 156,983 | 437,692 | 179,324 | 617,016 |
| Camp costs | 293,326 | 123,669 | 416,995 | 368,325 | 785,320 |
| Consulting fees | 719,923 | 657,753 | 1,377,676 | 531,647 | 1,909,323 |
| Drilling | 2,757,300 | 898,068 | 3,655,368 | 1,876,440 | 5,531,808 |
| Environmental | - | 59,990 | 59,990 | 110,663 | 170,653 |
| Mapping | 12,806 | - | 12,806 | - | 12,806 |
| Equipment rental | 312,957 | 223,391 | 536,348 | 242,014 | 778,362 |
| Field costs | 621,630 | 675,012 | 1,296,642 | 474,757 | 1,771,399 |
| Geophysical surveys | 12,894 | - | 12,894 | - | 12,894 |
| Supplies | - | - | - | 70,063 | 70,063 |
| Travel/transportation | 172,161 | 169,156 | 341,317 | 194,475 | 535,792 |
| Underground development | - | 744,104 | 744,104 | 1,496,805 | 2,240,909 |
| Wages | 491,749 | 336,370 | 828,119 | 582,778 | 1,410,897 |
| | 6,113,356 | 4,522,080 | 10,635,436 | 6,616,371 | 17,251,807 |

**EAGLECREST EXPLORATIONS LTD.**
Consolidated Schedule of Resource Property Costs

| | September 30, 2004 | Additions during the year | September 30, 2005 | Additions during the year | September 30, 2006 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| **Marco Maria Zone** | | | | | |
| Acquisition costs | 239,058 | - | 239,058 | 22,350 | 261,408 |
| Professional fees | 10,701 | - | 10,701 | - | 10,701 |
| | 249,759 | - | 249,759 | 22,350 | 272,109 |
| **Dona Angela (Campo Nuevo) Zone** | | | | | |
| Acquisition costs | 131,785 | 12,266 | 144,051 | 30,545 | 174,596 |
| Professional fees | 3,147 | - | 3,147 | - | 3,147 |
| | 134,932 | 12,266 | 147,198 | 30,545 | 177,743 |
| **Total** | 21,243,257 | 4,659,266 | 25,902,523 | 6,676,962 | 32,579,485 |

## 1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated in British Columbia and is currently involved in the acquisition, exploration and development of resource properties located in Itenez Province, Bolivia. At the date of these consolidated financial statements, the Company does not have a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

During the current year the Company experienced an operating loss of $1,592,579 (2005 - $1,433,839) and at September 30, 2006 has a cumulative operating deficit of $19,927,042. The Company will require significant additional funding to maintain its working capital surplus and meet its planned resource expenditures in fiscal 2007. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. Management is actively pursuing such additional sources of financing, however, in the event that additional funding cannot be obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

The consolidated financial statements have been prepared assuming the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Principles of Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary located in Bolivia. All material intercompany balances and transactions have been eliminated.

### Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Resource Properties *(continued)*

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon the commencement of commercial production, or written off if the properties are abandoned or the claims are allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Administrative costs, along with costs related to the determination of the feasibility of a project, are expensed as incurred.

### Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 30% for office equipment, automotive and field equipment. The Company has also constructed a rock crusher plant and recovery mill that are recorded at cost and amortized on a straight-line basis over five years.

Property, plant and equipment acquired in a fiscal year are amortized at one-half of the annual rate.

### Foreign Currency Translation

The Company's foreign operations are considered integrated with those of the Company's domestic operations.

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of resource properties, determination of stock based compensation and determination of valuation allowances for future income tax assets. Actual results could differ from those estimates.

### Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

### Share Issue Costs

Costs incurred for the issue of common shares are deducted from share capital or the balance of share subscriptions prior to the issuance of the shares. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

### Stock-Based Compensation

The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

### Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts have not been presented as the effect of outstanding options and warrants are anti-dilutive.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Future Income Taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

### Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2006, the Company does not have any asset retirement obligations.

### Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

### Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company's policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

### Comparative figures

Certain of the prior years' figures have been restated to conform with the presentation adopted in the current year.

## 3. PROPERTY, PLANT AND EQUIPMENT

| | September 30, 2006 | | | Sept. 30/05 |
|---|---|---|---|---|
| | Cost<br>$ | Accumulated Amortization<br>$ | Net Book Value<br>$ | Net Book Value<br>$ |
| Office Equipment | 94,128 | 60,051 | 34,077 | 35,774 |
| Field Equipment | 40,964 | 36,509 | 4,455 | 6,364 |
| Automotive | 86,265 | 52,714 | 33,551 | 11,310 |
| Crusher Plant | 128,531 | 128,531 | - | 8,569 |
| Recovery Mill | 872,863 | 417,865 | 454,998 | 636,997 |
| | 1,222,751 | 695,670 | 527,081 | 699,014 |

## 4. RESOURCE PROPERTIES

The Company's mineral properties are located in Bolivia, South America and its interest in these mineral properties is maintained pursuant to agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing Bolivian standards with respect to the current stage of exploration on these properties.

**San Simon and Dona Amelia Zones**

Pursuant to a formal joint venture agreement (the San Simon Agreement) executed in fiscal 1999 and subsequently amended, the Company owns the right to acquire 100% of all production from eleven mineral concessions. Total consideration paid to acquire this right was US$600,000.

These eleven mineral concessions are subject to a 3% net smelter returns royalty, of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$750,000.

*Agreement with San Simon Resources LLC ("SSR")*

On April 15, 2003 SSR and the Company entered into an agreement by which the Company acquired from SSR an 80% interest in production from seven non-core concessions and the right to acquire one additional concession (known as the California concession) by incurring U.S.$500,000 in mineral exploration expenditures over two years (incurred) and reimbursing SSR certain costs aggregating U.S.$10,000 (paid).

The Company also entered into a separate agreement on June 9, 2003 with the underlying owner of the California concession whereby it paid U.S. $48,000 and issued 200,000 common shares to obtain a 100% interest in this concession.

These concessions are subject to a 3% net smelter returns royalty of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$1,000,000.

## 4. RESOURCE PROPERTIES *(continued)*

**Marco Maria Zone**

Pursuant to an agreement (the Marco Maria Agreement) signed during fiscal 1999, the Company acquired the right to 100% of all production from seven (subsequently increased to eight) mineral concessions located contiguous to the existing San Simon mineral concessions. Total consideration paid to acquire this right was US$50,000 plus the issuances of 650,000 common shares.

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$500,000 and a second 1% for U.S.$1,000,000.

**Dona Angela (Campo Nuevo) Zone**

Pursuant to an agreement signed March 2, 2001, the Company has acquired the right to 100% of all production from 13 concessions covering 19,215 hectares located to the north, east and west of the Company's existing holdings at the San Simon property. The Company had originally agreed to pay U.S.$95,000 (U.S.$20,000 paid) to the optionor prior to July 31, 2003.

Pursuant to an amending agreement signed in August, 2003, the Company has agreed to pay the optionor the remaining U.S.$75,000 (U.S.$37,500 paid) and incur annual exploration expenditures until production of U.S.$100,000. The optionor agreed to accept 375,000 common shares (issued by the Company) at a price of U.S.$0.10 for the remaining U.S.$37,500. The agreement also calls for annual payments until production of US$20,000, commencing in fiscal 2005, to the optionor. Payments totaling $40,000 have been paid to date and commencing in fiscal 2007, the annual payment has been renegotiated and lowered to US$10,000.

These concessions are subject to a 3% net smelter royalty of which the Company can purchase 1% for U.S.$1,000,000 and a second 1% for U.S.$2,000,000.

## 5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are non interest bearing, payable on demand and have arisen from the provision of services described.

During the year ended September 30, 2006, the Company:

- incurred administration fees of $63,500 (2005 - $60,000) with an officer of the Company.

- incurred corporate development costs of $162,978 (2005 - $122,067) with a private company related by a director-in-common pursuant to a three year consulting agreement that calls for a monthly fee of U.S.$8,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.

- incurred management fees of $191,566 (2005 - $169,590) with a private company related by a director-in-common pursuant to a three year management agreement that calls for a monthly management fee of U.S.$10,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.

## 5. RELATED PARTY TRANSACTIONS *(continued)*

- incurred legal fees of $64,288 (2005 - $64,903) with a law firm in which an officer of the Company is a partner.

As at September 30, 2006, accounts payable and accrued liabilities is inclusive of $38,047 (2005 – $27,545) due to a director and a private company related by an officer.

As at September 30, 2006, accounts receivable and prepaid is inclusive of $8,536 (2005 - $8,832) in travel advances to directors.

## 6. SHARE CAPITAL

### a) Authorized share capital:

The Company's authorized share capital consists of 500,000,000 common shares without par value.

### b) Issued and outstanding share capital:

| | September 30, 2006 | | September 30, 2005 | |
|---|---|---|---|---|
| | Number of Shares | $ | Number of Shares | $ |
| Issued - Beginning of year | 197,699,161 | 42,772,462 | 146,624,761 | 36,903,461 |
| Private placements | 14,860,875 | 2,495,368 (1) | 38,453,000 | 4,350,881 (2) |
| Shares issued for finders' fees | 43,750 | - | 122,400 | - |
| Exercise of options | 500,000 | 75,000 | 215,000 | 32,250 |
| Exercise of option compensation | - | 49,650 | - | - |
| Exercise of warrants | 54,783,535 | 6,275,863 | 12,284,000 | 1,485,870 |
| | 70,188,160 | 8,895,881 | 51,074,400 | 5,869,001 |
| Issued - End of year | 267,887,321 | 51,668,343 | 197,699,161 | 42,772,462 |

(1) Net of $271,564 in share issue costs
(2) Net of $385,241 in share issue costs

## 6. SHARE CAPITAL *(continued)*

### c) Directors' and employees' stock options outstanding

i) The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. All options issued to date have vested immediately, effective the grant date.

ii) The continuity of stock options outstanding is as follows:

| | September 30, 2006 | Weighted Average Exercise Price $ | September 30, 2005 | Weighted Average Exercise Price $ |
|---|---|---|---|---|
| Balance outstanding - beginning of year | 14,485,000 | 0.15 | 9,050,000 | 0.15 |
| Activity during the period: | | | | |
| Options granted | 2,250,000 | 0.28 | 5,650,000 | 0.15 |
| Options cancelled/expired | (1,885,000) | 0.19 | - | - |
| Options exercised | (500,000) | 0.15 | (215,000) | 0.15 |
| Balance outstanding - end of year | 14,350,000 | 0.17 | 14,485,000 | 0.15 |

iii) Details of stock options outstanding at September 30, 2006:

| Number of Shares | Option Price | Expiry Date |
|---|---|---|
| 750,000 | $ 0.160 | April 22,2007 |
| 1,500,000 | $ 0.150 | November 19, 2007 |
| 2,000,000 | $ 0.150 | February 4, 2008 |
| 1,000,000 | $ 0.150 | June 10, 2008 |
| 500,000 | $ 0.150 | October 10, 2008 |
| 2,850,000 | $ 0.150 | April 6, 2009 |
| 3,250,000 | $ 0.150 | December 24, 2009 |
| 750,000 | $ 0.160 | April 22, 2010 |
| 450,000 | $ 0.195 | February 6, 2008 |
| 500,000 | $ 0.270 | March 3, 2008 |
| 500,000 | $ 0.270 | March 17, 2008 |
| 300,000 | $ 0.455 | September 13, 2011 |
| 14,350,000 | | |

As at September 30, 2006, the contractual weighted average remaining life is 2.2 years (2005 - 3.2 years).

## 6. SHARE CAPITAL *(continued)*

### d) Share purchase warrants outstanding

i) The continuity of share purchase warrants outstanding is as follows:

| | September 30, 2006 | Weighted Average Exercise Price $US | September 30, 2005 | Weighted Average Exercise Price $US |
|---|---|---|---|---|
| Balance outstanding - beginning of year | 94,851,535 | 0.10 | 85,525,035 | 0.16 |
| Activity during year: | | | | |
| Warrants issued | 14,860,875 | 0.16 | 38,453,000 | 0.12 |
| Warrants exercised | (54,783,535) | 0.10 | (12,284,000) | 0.12 |
| Warrants expired | (3,840,000) | 0.10 | (16,842,500) | 0.23 |
| Balance outstanding - end of year | 51,088,875 | 0.12 | 94,851,535 | 0.12 |

ii) Details of share purchase warrants outstanding at September 30, 2006:

| Number of shares | Exercise price $US | Expiry date |
|---|---|---|
| 5,446,000 | $0.10 | January 12, 2007 |
| 4,165,000 | $0.10 | January 19, 2007 |
| 26,617,000 | $0.10 | May 5, 2007 |
| 14,860,875 | $0.16 | February 2, 2008 |
| 51,088,875 | | |

### e) Share subscriptions

- During the year ended September 30, 2001, the Company proposed to issue a private placement of 2.0 million units at $0.50 per unit to raise $1.0 million less a 7.5% finder's fee. Each unit is to consist of a common share and a two-year warrant to purchase an additional share for $0.50 in the first year and $0.60 in the second year. The Company has received subscriptions for 1,983,171 units (proceeds of $925,000, net of related issue costs). This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

## 6. SHARE CAPITAL *(continued)*

### e) Share subscriptions *(continued)*

- During the year ended September 30, 2001, the Company entered into an agreement with a purchaser for a private placement of 770,000 units at $0.30 per unit to raise $231,000. Each unit is comprised of one common share and one warrant to purchase one common share at a price of $0.30 per share in the first year and $0.40 per share in the second year. This private placement has regulatory consent; however, the units cannot be issued until the completion of certain regulatory filings.

### f) Stock-based compensation

At September 30, 2006, $465,765 (2005 - $430,380) in stock-based compensation was recorded as a result of stock options granted during the year. The fair value of stock options granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate 3.00% (2005 - 3.07% -3.29%); expected dividend yield - Nil; expected stock price volatility 70.6% - 111.1% (2005 - 70% - 109%); and expected option life of 2.0 – 5.0 years (2005 - 1.5 – 5.0 years).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

### g) Contributed Surplus

Continuity of contributed surplus is as follows:

| | |
|---|---|
| Balance – September 30, 2005 | 1,428,731 |
| Stock based compensation expense | 465,765 |
| 2006 option exercises | (49,650) |
| Balance – September 30 2006 | 1,844,846 |

## 7. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

| | 2006 | 2005 |
|---|---|---|
| Loss for the year | $ (1,592,579) | $ (1,433,839) |
| Expected income tax (recovery) | (543,388) | (510,733) |
| Net adjustment for amortization & non-deductible amounts | 78,958 | 88,817 |
| Unrecognized benefit of non-capital losses | 464,430 | 421,916 |
| Total income taxes | $ - | $ - |

## 7. INCOME TAXES *(continued)*

The significant components of the Company's future income tax assets are as follows:

| | 2006 | 2005 |
|---|---|---|
| Future income tax assets: | | |
| Mineral properties | $ 364,295 | $ 380,310 |
| Non-capital loss carryforwards | 1,931,068 | 1,762,736 |
| Capital losses | 285,032 | 297,563 |
| Equipment | 20,077 | 20,960 |
| | 2,600,472 | 2,461,569 |
| Valuation allowance | (2,600,472) | (2,461,569) |
| Net future tax assets | $ - | $ - |

The Company has estimated non-capital losses of approximately $5.6 million (2005 - $4.9 million) which may be carried forward and applied against taxable income in future years. These losses, if not utilized, will expire through to 2026. The Company also has capital losses of approximately $830,000, which may be carried forward and applied against capital gains in future years. Subject to certain restrictions, the Company also has mineral property expenditures of approximately $1 million available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

## 8. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

| Assets | 2006 | 2005 |
|---|---|---|
| **Canada** | | |
| Assets other than mineral property interests | $ 2,251,143 | $ 787,454 |
| Mineral property interests | - | - |
| **Bolivia** | | |
| Assets other than mineral property interests | 736,781 | 860,827 |
| Mineral property interests | 32,579,485 | 25,902,523 |
| **Total Assets** | $ 35,567,409 | $ 27,550,804 |

## 9. WRITEOFF OF PREVIOUS ACCRUALS

At September 30, 2006, the Company has recorded a net gain of $46,718 from the adjustment of prior period accounts payable and receivable balances which had remained unpaid for several years without any claims being made by the creditors against the Company. Current management does not consider that these amounts are valid or currently payable, although there is no assurance that formal claims will not be made against the Company for some or all of these accounts in the future.

## 10. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to September 30, 2006:

- The Company issued 600,000 shares pursuant to the exercise of warrants.
- US$105,000 was received by the Company pursuant to the exercising of warrants, of which share certificates have not been issued.
- $114,500 was received as an advance on receipt of two shipments of gold flotation concentrate from the Company. The gold flotation concentrate was produced by processing bulk samples taken as part of the underground bulk sampling program in the Company's on-site gold recovery plant on the San Simon project in northeast Bolivia. The final payment figure has yet to be determined, but will be calculated based on 96% of the 30-day average gold price commencing on the arrival date of the gold concentrate in Mexico.
- Options were granted to purchase up to an aggregate of 4,000,000 shares of the capital of the Company exercisable at $0.27 per share until the close of business January 4, 2012 (3,700,000 shares) and January 9, 2012 (300,000 shares).

# EAGLECREST EXPLORATIONS LTD.
## Management Discussion and Analysis (Form 51-102F1)
## For the Year Ended September 30, 2006

The management discussions and analysis, prepared as of January 22, 2006, review and summarize the activities of Eaglecrest Explorations Ltd. ("Eaglecrest" or the "Company") and compare the financial results for the year ended September 30, 2006 with those from September 30, 2005. The following information should be read in conjunction with audited financial statements of the Company for the years ended September 30, 2006 and 2005 and the related notes attached thereto. The audited financial statements have been prepared in accordance with Canadian Generally Accepted Principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

**Disclosure Controls and Procedures**

Management has assessed the effectiveness of the Company's disclosure controls and procedures used for the financial statements and MD&A as at September 30, 2006. Although certain weaknesses such as lack of segregation of duties are inherent with small office operations, management has implemented certain controls such as frequent reviews and regular preparations of reconciliations of transactions to ensure absence of material irregularities. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings. The disclosure controls and procedures are designed to ensure effective information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

## General

Eaglecrest Explorations Ltd. (the "Company" or 'Eaglecrest") is involved in the acquisition, exploration and development of resource properties. The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Matuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization, Doña Amelia, San Simon, Marco Maria and Doña Angela (Campo Nuevo) within the 296.75 $km^2$ San Simon property, which the Company has worked on since 1995.

In 2005, Eaglecrest completed the final option payment for the San Simon Property. In doing so, the Company has the right to explore for, produce and sell any minerals that exist within the borders of these 34 mining concessions, as well as to mortgage the concessions. The Joint Venture Agreements are registered with the Bolivian government's SETMIN organization in the name of the Company's wholly owned subsidiary ("EEBol"), which gives EEBol direct control of the concessions.

During fiscal 2006, management raised approximately $9.1 (US$8) million in funding to finance the continuation of its diamond drilling, underground development and bulk sampling program. The construction of the gold recovery plant to process material from the underground decline and drifts was also completed and put in operation in the first Quarter of Fiscal 2006. In the fourth Quarter of Fiscal 2005 the Company established an independent on-site standard fire assay laboratory for the purpose of timely processing the Company's gold recovery plant and diamond drill core samples.

**Summary of Operations**

Diamond drilling continued in the fourth Quarter in the Trinidad area of the 4.2 kilometres east-west brittle-ductile thrust fault (TMT) that hosts the Main Quartz Vein (MQV) in the Doña Amelia. A total of 6,807.1 m were completed in 25 holes in the western, central and eastern part of Trinidad area ranging from 97.3 to 535.5 metres. Thirteen holes were completed as pilots holes for the L484-W (3 holes) and L463-E (10 holes) drifts. In the combined Trinidad and Las Rosas areas diamond drilling has intersected true MQV widths of up to 15.9 metres defining 1,900 metres of strike extent to a down dip extent of up to 740 metres. In the Manganeso area, diamond drilling has intersected MQV width up to 6.8 metres and defined the strike length at depth to 1,000 metres with a down dip extension up to 470 metres. During Fiscal 2006 the Company completed 19,951.85 m of diamond drilling in 61 completed holes with 2 in progress and 3 diamond drill hole extension. To the end of September 2006 the Company has completed 49,045.6 metres of diamond drilling in the Doña Amelia zone in 212 completed holes with two holes in progress including the 2024.0 metres in 26 holes in 1996 of which 8 holes for 643.3 metres were in the footwall of the MQV to the northeast of the Tinidad/Mina Vieja pit. Diamond drilling is continuing with two diamond drills in the Trinidad area.

Advance of development of the TD-1 decline continued during the Quarter where the decline was extended 4.7 metres for a total length of 192.1 metres of the projected 270 metres down plunge of the TMT/MQV in the Trinidad area. Continued development of the TD-1 was suspended in July to focus on development of drifts to the west and east from the TD-1 decline to intersect diamond rill holes from 2003, 2004 and 2005 as well as 13 pilot holes for the drifts drilled in 2006.

The Company continued to develop the L484-W drift west from the TD-1 decline at the 484 metres elevation level (approximately 71 meters below TD-1 portal level) and 151.5 metres from the portal. During the Quarter the L484-W drift was extended 87.7 metres from 45.9 to 133.6 metres. The MQV split at 84.4 metres from the decline in a relay fault splay. The southern splay was followed by the L484-LR drift for 25.2 metres before the splay was lost in the back of the drift. The L484-W drift intersected diamond drill hole TRD03-033 at 57.4 metres and L484-LR intersected diamond drill hole TRD06-193 at 1.7 metres. A 5 mtres raise from 57.4 m in L484-W failed to intersect TRD06-191. A raise toward the upper quartz vein intersection in TRD04-096 was collared at 13.5 metres in L484-LR (still short of the hole at 26.6 metres at end of September) and a raise was collared 107.0 metres in L484-W toward the MQV intersection of the hole at the end of September. A raise from 100.2 metres in L484-W is targeting the TD-1 decline pilot holes TRD05-137 and TRD05-138. At the end of September the raise has reached a length of 26.9 metres and still short of both drill holes. Declines are planed from 107.0 metres and 130.2 metres to intersected diamond drill holes TRD05-135 and TRD06-195 respectively.

A second drift was collared at the 463 metres elevation level to the east from the TD-1 decline (L463-E) approximately 92 metres below the TD-1 portal level, approximately 130 metres below surface and 183.0 metres from the portal. By the end of September it had reach a length of 68.5 metres. The drift will be developed approximately 120 metres toward diamond drill hole TRD03-26 that returned a weighted average of 8.6 g/t gold over 4.2 m. Raises and declines will be developed to intersect the 10 pilot diamond drill holes for the L463-E drift for comparison of diamond drill hole core gold grade with bulk sample gold grade. The two drifts and several shorter raises and declines for intersections of diamond drill holes will be developed concurently. During Fiscal 2006 475.0 meteres of declines, drifts and raises were completed and since startup 506.6 metres.

The gold recovery plant in the Manganeso area continued regular operation with two 8 hours shifts at 5 tonne per hour during the Quarter. In the Quarter the gold recovery plant crushed and milled 2,396.6 tonnes of the TD-1 decline, L484-W and L463-E drifts and R96A and R138 raises development MQV material producing 1,354.5 kilograms of high grade gold flotation concentrate under the overall supervision of the independent Qualified Person, Gary hawthorn, P.Eng (B.C.). During Fiscal 2006 6,537.2 tonnes were crushed and milled producing 2,904.1 kilograms of high grade gold flotation concentrate while since startup 7,063.7 tonnes have been crushed and milled producing 2,958.4 kilograms of high grade gold flotation concentrate.

The Company signed a contract with Peñoles of Mexico in June 2006 for the high grade gold flotation concentrates, and during September two shipments were air freighted to Mexico with 2,772.25 kilograms of high grade gold flotation concentrate containing approximately 8,588.4 grams or 276.1 ounces of gold with an estimated value to the Company of US$160,000.

The on-site standard Fire Assay laboratory, operating independently under the overall supervision of Mr. Hawthorn who is the independent Qualified Person, has been preparing standard Fire Assays (FA) on diamond drill core, underground development, surface geological and gold recovery plant processing samples. The sample turn around time is generally less than 48 hours. During the Quarter the laboratory prepared 2,798 FA with 6,218 in Fiscal 2006 and 7,212 since the startup of the laboratory in August 2005. In addition the laboratory has been preparing screened for metallics Fire Assays (MFA) on selected higher grade samples and samples of specific interest for a second determination of the gold grade.

The Company has been compiling the diamond drilling and underground bulk sampling databases during the Quarter. It is expect the compilation will be completed during October to be present to SRK Consulting (Canada) Ltd. for the preparation of a NI43-101 and CIM compliant Resource Estimate and Preliminary Assessment of the Doña Amelia zone to be completed by the end of the year or in January 2007.

The Environmental License for the underground bulk sampling and gold recovery program was issued August 10, 2005 and the environmental audit part covering the activities of the informal artisan miners exempt the Company from any environmental liabilities related to their activities was filed as an addendum to the Environmental and Socioeconomic report. The water and sediment baseline study is ongoing with collection of stream water and sediments samples every 2 to 3 months for the preparation of the bi-annual report of activities as required by this license. The second report was filed with the Bolivian government prior to the first anniversary of the license, August 10, 2006.

### Management

**Carl A. Erickson, President & Director (Resigned as President and Director as at January 2007):**
Mr. Erickson became the President of the Company on September 30, 2002 and has over 25 years of senior management experience working all over the world in the mining, petrochemical, infrastructure development, building and construction and technology sectors.

**Hans Rasmussen, President & Director (Appointed President in January, 2007):**
Mr. Rasmussen has a M.Sc in geophysics and a B.Sc. in geology/physics and twenty-two years of experience in the areas of mining and exploration in North and South America. His tenure includes such major organizations as Newmont Exploration, Kennecott/Rio Tinto Group and White Knight Resources, Ltd. Mr. Rasmussen's employment experiences comprise both hands on type work in the field as well as corporate senior management responsibilities.

**Paul Zdebiak, Corporate Development & Director:**
Mr. Zdebiak, Director of Eaglecrest since November 2002, has been in the equity industry since 1988 specializing in small capital companies, equity financing and portfolio management.

**J. Frank Callaghan, Director:**
Mr. Callaghan was appointed a director of the Company in February, 2005. In addition to his vast experience in business and management, Mr. Callaghan is currently President and Chief Executive Officer of several resource exploration and development companies that are all listed on the TSX Venture Exchange.

**Dr. Odin Christensen, Director (appointed director in January, 2007):**
Dr. Christensen holds a PhD in Geology from Stanford and is an AIPG Certified Professional Geologist and a Qualified Person. He worked with Newmont Mining Corporation, one of the world's leading gold producers for over twenty years, and as Chief Geologist, he was responsible for overseeing the technical quality of Newmont's worldwide geology programs.

**William Jung, Chief Financial Officer:**
Mr. Jung, joined the Company in October 2003 as Chief Financial Officer, qualified for his C.A. designation while articling with a major international chartered accounting firm, and has over 25 years of experience in the areas of finance and business and TSX Venture Exchange companies.

**Terrence E. King, Corporate Secretary:**
Mr. King, the Company's legal counsel as well as Corporate Secretary of the Company has been involved in corporate law, finance and the securities industry for 22 years.

**Tor Bruland, M.Sc., P.Geo. (B.C.):**
Mr. Bruland, Project Manager for the Company's current San Simon Project, joined Eaglecrest in March 2003, and is a graduate of the University of Bergen, Norway with a Cand. Real. (M.Sc.) from 1980. He is the Company's "Qualified Person" with more than 26 years of exploration and management experience. Mr. Bruland has work in North and South America, Asia and Europe on precious and base metal projects with both major mining companies as well as junior exploration companies.

**Donald G. Allen, M.A. Sc., P.Eng. (B.C.):**
Mr. Allen, a professional geological engineer joined the Company in July 2003, and is the Company's second "Qualified Person". He is a graduate of the University of British Columbia, Canada with a M.A.Sc from 1966 and has worked in the exploration industry for more than 40 years with major mining companies and junior exploration companies in North and South America and Africa.

**San Simon Property, Bolivia:**

**(a) Doña Amelia zone**

The Doña Amelia zone is located in the center of the San Simon property and encompasses an area of approximately 40 square kilometers. The sedimentary rock units of the Doña Amelia zone have been subject to polyphase deformation history. Initial north-south compression (during the second stage of deformation (D3) affecting the area) developed an east west antiform. Continued compression developed a shallow south dipping brittle-ductile thrust fault (TMT) along the axis of the antiform. The TMT is curviplanar structure with some sections striking northeast in the Trinidad and Las Rosas areas that can be interpreted as fault relay zones. Dilation zones are developed in these northeastern striking fault relay zones of the TMT as seen in the western end of the Trinidad open pit developed by the informal artisan miners. Numerous sub-ordinate, sub-parallel thrust faults are developed in both the footwall and the hangingwall of the TMT. Further progressive deformation resulted in the formation of conjugate set of strike-slip shear zones. The original gold discovery on the San Simon plateau in 1742 by Jesuit priest was on a northeast striking conjugate shear zone which is now called Mina Vieja or old mine. The northwest striking conjugate shear zones are dominant with a dextral sense of displacement while the northeast striking conjugate shear zones are subordinate with a sinistral sense of displacement. This is typical of conjugate shear zones in orogenic beltes and often reflects a pre-existing structural grain in the underlying crystalline basement rocks. The conjugate shear zones cut and displace the TMT, and their spacing appears to increase from west to east.

Late during the D3 deformation two stages of hydrothermal fluid influx occurred. The first deposited unmineralized quartz in the TMT (preferential in the northeastern striking dilation zones) and in the conjugate shear zones at or near the intersection to the TMT. The quartz vein along the TMT is referred to as the Main Quartz Vein (MQV) and varies at surface in thickness from less than 1 m to 8.0 m with the largest thickness developed in the relay fault dilation zones. The second fluid phase introduced arsenopyrite? hematite? gold bearing fluids that fracturated and brecciated the earlier quartz vein. Gold mineralization is found with the MQV in the TMT, the sub-ordinate thrust faults and conjugate shear zones. Two principal structural 'traps" for the gold mineralization have been identified:

1. Northeast striking dilation zones in the TMT
2. Intersections of the TMT and the conjugate sets

Since the mid 1980ths local artisan informal miners (peaked at approximately 1,000 in mid 1990ths) have extracted gold from both the principal structural traps and the quartz vein in the TMT, sub-ordinate thrust faults and conjugate shears zones.

Diamond drilling and surface mapping has traced the TMT/MQV along 4.2 kilometers of strike and as much as 740 metres down dip with dimensions of less than 1 metre to 15.9 metres.

**Trinidad area**

The conjugate shear zones insignificantly fragment the strike of the TMT/MQV in this area as they are rare and the TMT/MQV is confirmed by drilling over 1,600 metres strike length and up to 740 metres of down dip extension. The MQV is confined to the TMT, conjugate shears and sub-ordinate thrust faults in the hanging wall. These sub-ordinate thrust faults/reverse faults are narrow with insignificant volume resources in the Trinidad area. The width of the MQV from drill intersections in this area ranges from less than a metre to 15.9 metres.

Drilling has identified two semi-horizontal dilation zones down dip from the Trinidad pit apparently related to the strategraphic quartzite upper contact off-set by the TMT. Steeper dilation zones are possibly related to relay fault branch lines between the off-set quartzite contacts. These steeper dilation zones appear to plunge parallel to the TMT slip direction to the south-southwest.

Dilation Zone A: Defined at surface in the pit excavated by the artisan miners and by 14 diamond drill holes from Section 597,900E to 598,150E. All but one holes are from the 1996 drilling and the MQV has true width of 2 to 7.6 metres and weighted average gold grade up to 20.1 grams/tonne gold over 6.2 metres.

Dilation Zone B: Defined by 4 diamond drill holes from Section 597,700E to 597,800E and underground development in the TD-1 decline, 057-Raise and L484 drift with true MQV width of 3.2 to 10.4 metres with weighted grade up to 5.3 grams/tonne gold over 8.9 metres in the TD-1 decline, 4.1 grams/tonne gold over 26.4 metres in the 057 Raise and true in-situ grade of drill hole TRD96-025 of 4.2 grams/tonne compared to drilled grade of 0.9 grams/tonne. The L484-W drift traced the MQV for 63 m with width of locally more than 2.5 metres before it pinched out. The TMT was traced further for another 20.0 metres before the structure opened up with quartz fill again and MQV width of up to two metres to the present end of the L484-W drift at 133.6 metres. At approximately 84.0 metres in the L484-W drift the TMT/MQV split with a relay fault splay going of to the south. This southern splay was followed for 25.2 metres by the L484-LR drift before this MQV splay was lost in the drift back. The MQV splay has also been traced 26.6 metres updip to date by the R96A raise for 26.6 metres with width of more than 1.6 metres while the MQV itself has been traced up dip for 26.9 metres by raise R138.

Dilation Zone C: Defined by 18 diamond drill holes from Section 597,350E to 598,250E at 500 meters down dip in the east to less than 400 meters down dip in the west with true MQV width of 2.1 to 15.9 metres and weighted average gold grade up to 8.0 grams/tonne gold over 2.1 metres. The zone open along strike and downdip and will be investigated by further drilling.

Dilation Zone D has been intersected by 5 diamond drill holes from Section 598,350E to 598,650E at about 250 m down dip with true width of 1.7 to 3.8 metres and weighted average gold grade up to 5.6 grams/tonne gold over 3.8 metres.. The zone is open down plunge to the southeast and east and will be investigated by further drilling.

Dilation Zones A to D are semi-horizontal and detailed drilling might show that zone C and D are connected by a steep down plunge shoot.

Dilation Zone E: Defined on Section 597,850E between 250 and 350 metres down dip and intersected by 2 diamond drill holes with true width of 3.0 metres and with weighted average gold grade up to 3.7 grams/tonne. The zone will be investigated by further underground development and bulk sampling in the TD-1 decline.

A significant northwest striking brittle fault with numerous sub-ordinate splay faults striking northwest to east-west all with a steep north to northeast dip has been identified in the Trinidad area. It is a fault system related to the final deformation phase in the area and appears to offset the TMT/MQV by as much as 70 metres. However, diamond drilling on Section 597,650E and underground development to date indicated that there is no vertical offset of the MQV.

**Las Rosas area**

This area is located between the Trinidad and the Manganeso areas and covers a strike length of 1,100 metres. The strike of the TMT/MQV in this area is somewhat fragmented by the conjugate shear zones which have a spacing of 20 to 120 metres from west to east. An unfragmented semi-horizontal dilation zone is exposed in artisan miner's workings in the central and eastern part of the area.

Dilation Zone F has been intersected by 3 diamond drill holes from Section 596,750E to 596,950E at about 220 m down dip with true width of 2.2 to 3.3 metres and weighted average gold grade up to 2.8 grams/tonne gold over 2.2 metres.. The zone is open along strike to the west and east and will be investigated by further drilling.

Dilation Zone G has been intersected by 5 diamond drill holes from Section 596,650E to 597,050E at 400 meters down dip in the east to 350 meters down dip in the west with true width of 2.0 to 6.1 metres and weighted average gold grade up to 1.2 grams/tonne gold over 3.7 metres. The zone is open along strike to the west and east and will be investigated by further drilling. Additional drilling might show that this dilation zone is a western extension of Dilation Zone C in the Trinidad area that would make it more than 1.5 kilometres and still open along strike.

Additional diamond drilling is schedule for 2007.

**Manganeso area**

TMT/MQV has been extensively fragmented by the conjugate shear zones that in the western part have a spacing of as little as 10 to 50 metres increasing to 20 to 60 metres in the eastern part. The TMT/MQV displacement by the conjugate shears, range from 5 to as much as 80 metres. The strike of the TMT/MQV in this area has been traced by drilling for 1,000 metres along strike length and as much as 470 metres down dip extension. Most drill holes have several quartz vein intersections divided between TMT/MQV and the conjugate shears. Identifying one from the other is difficult from the existing data due to the large drill hole spacing of 100 metres and the identical nature of both the quartz and the gold-hematite±arsenopyrite mineralization in these structures. Closer drill hole spacing (25 to 50 metres) is required in this area to differentiate between the TMT/MQV and the conjugate shears and establish continuity of both.

The antiform that hosts the TMT/MQV plunges to the west from the Trinidad area and even with the lower topographic level at Manganeso it has a higher stratigraphic position in the sedimentary sequence. Quartzite intersections are more frequent and extensive in the eastern part of the Manganeso area where the sub-ordinate thrust fault have emplaced the older El Colorado quartzite formation over the younger Bonanza litharenite formation in the same manner as found in drill holes in the Trinidad area. However, the conjugate shear zones have fragmented these reverse thrusted segments in the same manner as the TMT/MQV that makes correlation of the quartzite unit and the MQV difficult at the present drill hole spacing.

Even considering the problems identifying the TMT/MQV and the conjugate shear zones there appear to be at least one semi-horizontal dilation zone in the Manganeso area. This potential dilation zone will be the target for close spaced drilling in the Manganeso area during 2007.

**Gold Mineralization**

The gold can be coarse (up to 3 mm) and occurs either as free individual grains associated with hematite or on fractures in arsenopyrite. Metallurgical testing by the Company's independent Mineral Processing Engineer Mr. Hawthorn, indicate an overall gold recovery of 95% divided between approximately 50% gold concentrate and approximately 50% gold bullion at a nominal gold grade of 5 grams per tonne. However, results from the first 12 months of processing bulk samples in the gold recovery plant has shown that the ratio of coarse to fine gold is low as defined by the low Cyclone Underflow to Cyclone Overflow ratio and all the gold can be recovered in the high grade gold flotation concentrate. The gravity circuit is presently not activated, but the ratio is constantly monitored and if the ratio increases the gravity circuit will be activated.

A new mineralization style has been identified in the underground development in the L484-W drift with associated declines and raises. Disseminated gold mineralization hosted in hairline quartz veins and fractures along both the Footwall and Hangingwall of the MQV. This gold mineralization extends up to 5.0 meters from the Footwall and Hangingwall contacts. Both underground development and diamond drilling data suggest the mineralization is more continuous developed along the Footwall contact, and in L484-W it has been traced for more than 35 metres along strike as well as up dip.

**Diamond Drilling**

Diamond drilling continued during the Quarter with 12,032.6 metres of the Phase III diamond drilling (20,000 metres) completed by the end of September 2006. During the Fourth Quarter 6,807.1 metres were completed or a monthly average of 2,269.0 m which is the highest monthly average since diamond drilling resumed in the Doña Amelia zone in October 2003. All the holes in the last Quarter were drilled in the Trinidad area. By the end of the Quarter a total of 49,045.6 metres of diamond drilling has been completed on the TMT/MQV in 212 completed holes with two holes in progress.

**Underground Exploration Development**

The TD-1 was collared in August 2005 by AMTRAC Ltda. on section 597,700 E and is being developed down plunge at N128E of the MQV at approximately 35 degrees through Dilation Zone D and steepened to approximately 42 degrees toward Dilation zone E and diamond drill hole TRD03-032 that will be intersected near the end of the decline with track mining equipment. By the end of the last Quarter the development the TD-1 decline had reached a length of 192.1 metres. Development of the L484-W drift about 71 meters below the TD-1 portal elevation and approximately 100 meters elevation below surface, continued during the Quarter and reached a length of 133.6 metres by the end of September. A parallel drift was developed from about 84.0 metres along the relay fault splay of the MQV but was stopped after 27.2 metres since the MQV was lost in the back of the drift at 25.2 metres A second drift (L463-E) was collared at approximately 183.0 metres down the decline in July and developed to the east during the Quarter and had reached a length of 68.5 metres by the end of the Quarter.

During the present Quarter the decline was extended 4.7 metres to a total length of 192.1 meters by the end of the Quarter and still approximately 55 m short of diamond drill hole TRD03-032. By the end of the Quarter the decline had reached an elevation of 458 meters or 97 metres elevation below the portal and approximately 135 meters elevation below surface. Development of the TD-1 decline was temporarily suspended in July to concentrate on the development of the two drifts.

The L484-W drift development continued to the west and intersected diamond drill holes TRD03-033 and TRD06-193. Raises are being developed from both L484-W and L484-LR to intersect the two MQV intersections in TRD04-096. Another raise is being developed from L484-W to intersect and follow the TRD04-137 and TRD04-138 decline pilot diamond drill holes. Two declines are planed to intersect diamond drill holes TRD04-135and TRD06-195..

Raises and declines are planned to intersect the 10 pilot diamond drill holes for the L463-E drift.

One of the principal objectives of the underground development is to intersect existing diamond drill holes for comparison of diamond drill hole grades with bulk sampling grades of the area around the diamond drill hole. To date 3 holes have been intersected and plans are prepared to intersect another 15 over the next couple of months. Generally in deposits with erratic and inhomogeneous gold mineralization the diamond drill core samples significantly understate the true in-situ gold grade as represented by the calculated feed grades of the bulk samples. Bulk samples results are back from the 3 holes intersected which isn't a sufficient number to draw any definite conclusion, but the results range from bulk sample grades 16% lower to 600 % higher or 0.35 g/t lower to 3.64 g/t higher than the diamond drill hole grades. While there are indications that diamond drill hole grades understate the true in-situ gold grade as represented by the bulk sample results it is necessary to view these results with caution as it is only comparison from three holes. Continued development of the two drifts and the TD-1 decline will intersect an estimated 16 additional diamond drill hole MQV intersections that will enable to Company to establish a more reliable relation between diamond drill hole grades and bulk sampling grades.

Diamond drilling of the erratic and inhomogeneous gold mineralization is effective in demonstrating the geological continuity of the MQV, but collection and processing of bulk samples in the gold recovery plant and calculation of feed gold grades are necessary to establish the true in-situ grade of the gold mineralization in the MQV.

**Gold Recovery Plant**

The underground development material is transported to the gold recovery plant in the Manganeso area where it crushed and milled on a batch basis for bulk sampling of the MQV to determine the true in-situ average grade of the gold mineralization. The decision to process as single or multiple rounds is based upon underground, coarse and crushed bulk sample gold Fire Assay results that are continuous review. Since initial operation did not show significant coarse gold in the ball mill discharge samples and the low coarse to fine gold ratio as defined by the Cyclone Underflow to Cyclone Overflow ratio it was decided in the Second Quarter of Fiscal 2006 to recover all the gold in the flotation circuit. The coarse to fine gold ratio is under constant review, and when the ratio of coarse to fine gold increases the gravity circuit of the plant will be activated.

The plants was commissioned in September 2005 and by the end of June the plant had milled 4,582.7 tonnes and produced 1,603.9 kilograms of high grade gold flotation concentrate. During the past Quarter and additional 2,396.6 tonnes were milled producing an additional 1,354.5 kilograms of high grade gold flotation concentrate bringing the total to 2,958.4 kilograms of high grade gold flotation concentrate from 7,063.7 tonnes milled.

The Company signed a contract for the sale of its high grade gold flotation concentrates from the Company's on-site gold recovery plant in the Dona Amelia Zone with Mel-Mex Penoles S.A. de CV, that is a division Peñoles of Mexico ("Penoles") in June.

Penoles is the leading gold producer in Latin America and an integrated mining group with operations in smelting and refining of non-ferrous metals. Their plants and production centres have earned Clean Industry certification from the Mexican government. Founded in 1887, Penoles is now the world's top producer of refined silver, metallic bismuth and sodium sulfate. They employed in excess of 5,000 workers and operate eight mines (silver, gold, lead and zinc) in Mexico. In 2005, Penoles grossed $21.4 billion in revenue.

The standard contract with Penoles, will give the Company 97.5% of the average gold price for the 30 days following arrival of the concentrate in Mexico. The Company will pay a bulk handling charge of $255 per metric tonne and a refining charge of $6 per ounce. A small penalty will apply in the event that the concentrate falls below the required level of purity. Taking into account of all of the foregoing, the Company anticipates it will receive cash payments equal to approximately 96% of the 30-day average gold price.

Two shipments totaling 2,772.25 kilograms of high grade gold flotation concentrate (1,372.4 and 1,399.85 kilograms each) were air freighted to Mexico during September following receival of all the required export permits from the Bolivian government. The two high grade gold flotation concentrate shipments contained an approximate combined 8,588.4 grams or 276.1 ounces of gold with an estimated value to the Company of US$160,000.

**Independently operated Standard Fire Assay Laboratory (ANALAB S.R.L. of Peru)**

During the Quarter the on-site, independently operated (ANALAB S.R.L. of Peru) standard Fire Assay laboratory has processed approximately 2,798 diamond drill core, surface trench, underground development and gold recovery plant samples. For Quality Control two standards of varying grades from the MQV (123 samples) and one international standards (19 samples) where inserted with the sample submissions and Fire Assay batches. The number of international standard is low due to the fact that the laboratory ran out of supply at the end of July and was unable to bring additional supply in before the end of August. In addition, the laboratory has been preparing screened for metallics Fire Assays (MFA) on selected higher grade samples and samples of specific interest for a second determination of the gold grade (approximately 30 samples).

Both the gold recovery plant and the independently operated standard Fire Assay laboratory are under the overall supervision Mr. Gary Hawthorn, P.Eng. (B.C.) who is the independent mineral processing Consultant to the Company and Qualified Person as defined by Canadian Security regulation National Instrument 43-101.

**Independently Resource Calculation and Preliminary Assessment of the Doña Amelia Zone**

In April the Company retained SRK Consulting (Canada) Ltd. to prepare a preliminary assessment study on the Doña Amelia zone gold mineralization that will include a CIM compliant resource estimation and classification. In addition, SRK is to define mining and metallurgical options, define a range for capital and operating cost models and calculate pre-tax and pre-royalties Discounted Cash Flows, Internal Rate of Return and Net Present Value. The study will be presented as a NI 43-101 compliant document. Compilation of the diamond drilling and underground bulk sampling databases was almost completed by the end of September, and it is anticipated that the data will be delivered to SRK by the end of October for completion of the study by the end of the year or in January 2007.

SRK Consulting (Canada) Ltd. is an independent, international consulting practice. Formed in 1974 in Johannesburg, South Africa, SRK has expanded to 25 offices with more than 500 professionals and has serviced 1,500 clients. These clients include major and medium size metal and industrial mineral mining houses, exploration companies, banks and petroleum exploration companies.

**Environmental**

The Company presented the second semi-annual report as required by the Environmental License with the government (Ministry of Environment and Ministry of Mines) prior to August 10, 2006 as required by the license. Environmental monitoring with collection of water samples continued during the Quarter.

**Agreement with San Simon Resources LLC ("SSR")**

Under an April 15, 2003 agreement (the "Agreement") with SSR, by expending US$500,000 in exploration costs and other expenses, and making certain property payments, the Company acquired from SSR an 80% interest in 82.00 square kilometers of the Company's total of 296.75 square kilometers of concessions held under a total of six (6) Joint Venture agreements. The Agreement with SSR stipulates that the cost of exploration subsequent to the first $500,000 spent by the Company is to be split according to the relative interests of SSR and the Company, and that if either party does not contribute to an exploration budget, its interest in the subject concessions "... will be diluted according to the industry standard dilution formula based initially on SSR and Eaglecrest having been deemed to have made 20% and 80% respectively of US$2,000,000." During fiscal 2005, a letter was delivered to SSR on behalf of the Company advising SSR that SSR must pay US$1,079,126.51 (being 20% of what the Company had spent on the concessions since earning its 80% interest) if SSR wished to maintain its 20% interest in the property.

In July 2005, SSR responded by letter, claiming in effect that SSR is not obligated to fund any portion of exploration expenses on the San Simon mineral concessions to maintain its percentage interest in those concessions.

SSR alleges that the Company was obligated to prepare a formal joint venture agreement and to inform SSR when the Company incurred sufficient exploration expenses to earn the Company's 80% interest. The Company denies that it had any such obligations under the Agreement or otherwise and points out that the sole provision in the Agreement dealing with a formal agreement states simply that:

"Certain aspects of this agreement will be replaced by a formal agreement, the terms of which will supercede (sic) this agreement. All parties agree to negotiate in good faith to complete and execute formal agreement."

That clause does not impose any greater obligation on the Company than it imposes on SSR. The Company does not consider the SSR claim to be meritorious or material. It is the Company's position that it is in compliance with all provisions of the Agreement and SSR has failed to notify the Company of any valid grounds for SSR's claim and the Company will continue with its planned exploration program.

**(b) San Simon zone, Bolivia**

The San Simon zone is located in the southeastern part of the San Simon property with specific focus on the Paititi area. The zone was explored during the period 1999 to 2002 by trenching, diamond drilling, surface bulk sampling and underground development and bulk sampling. The extensive surface bulk sampling of the Paititi area averaged 1.6 grams/tonne gold within 0.4 square kilometer open pit excavated and worked by the local informal artisan miners.

The high-grade "12/17" target located in the center of the 7 kilometres strike length of the Paititi-Buriti structure and adjacent to the artisan miners open pit, was intersected at the east end of the 690 m decline in November of 2002 at a depth of 80 metres below surface. The underground workings established that the "12/17" target was a 0.2 to 0.5 metre thick quartz vein that had been offset by a fault and that the previous diamond drilling had intersected the vein on both side of the fault in both drill holes. The decline exposed the quartz vein over a total strike length of 14.5 metres and determined that the true average fully diluted gold grade was 1.25 grams/tonne gold.

Gold grade are very erratic and the work to date has failed to identify any open pit mineable gold resource due to the high dilution of the quartz veins by the host quartzite.

**(c) Marco Maria zone, Bolivia**

The Marco Maria zone includes both the Marco Maria and Max areas that are located in the north and northeast part of the San Simon property. Evaluation of the Witswatersrand type gold paleoplacer potential of the zone was completed in 2001 and 2002. Bulk sampling of the coarse sediments and conglomerate established an average gold grade below 0.1 g/t.

**(d) Doña Angela (Campo Nuevo) zone**

The Doña Angela (Campo Nuevo) zone is located in the northwest part of the San Simon property approximately 20 kilometres to the northwest of the Doña Amelia zone. Gold mineralization has been identified in several quartz veins over a 4 square kilometer area and placer mining has operated intermittently over the past 20 years in the creeks that drain the Serrania San Simon in this region. Several extensive quartz reefs cover the plateau of the Serrania San Simon here, and sheeted, stacked or en echelon quartz veins outcrop in the southern slope of the Serrania San Simon. The quartz veins are hosted by the Bonanza Formation arkoses, litharenites and conglomerates, as is the MQV in the Doña Amelia zone. The British Geological Survey identified two major structures on the plateau during mapping in the early 1980s. The potential of this zone is unknown at the present time, but an initial evaluation is planned for January 2007.

**Summary of operational results and work in progress subsequent to September 30, 2006:**

$114,485 have been received from Peñoles smelter (Met-Mex Peñoles S.A. de CV) in Mexico as an advance on receipt of two shipments of high grade gold flotation concentrate shipped in September from the Company. The high grade gold flotation concentrate was produced by processing bulk samples taken as part of the underground bulk sampling program in the Company's on-site gold recovery plant on the San Simon project in northeast Bolivia. The final payment figure has yet to be determined, but will be calculated based on 97.5% of the 30-day average gold price commencing on the arrival date of the gold concentrate in Mexico less handling and refining charges plus penalties for impurities. It is estimated that the Company will receive approximately 96% of the 30 day average gold price. Independent gold assay by Penoles and the Company on a blended sample from each shipment will be required to establish the actual gold grade of each of the high grade gold flotation concentrate shipments for settlement purposes.

Major Drilling International Inc. completed 4,972.0 meters of diamond drilling in 15 holes in the Trinidad area prior to the Christmas break on December 15. The average monthly diamond drilling dropped to 1,988.8 meters in the last two and a half months due to technical problems with one of the drills between October 10 and November 3. Total diamond drilling to date in the Doña Amelia zone is 54,017.5 metres. Drill startup in 2007 has been suspended while the Company attempt to purchase fuel on a very tight Bolivian market which during the past 6 months have had availability of approximately 40% below normal. During the past 6 months the Company's fuel inventory dropped 95,000 l to approximately 30,000 l or less than 2 weeks full operation. In

January 2007 the Company has managed to purchase and ship 96,000 l to the project. Although the rainy season started in late November the roads are in relative good conditions and it is anticipated that another 64,000 l can be delivered by the middle of February giving the Company approximately 180,000 l of fuel reserve that should allow for full operation of the project through the remaining part of the rainy season (through May) when delivery historically are irregular due to the poor road conditions.

AMTRAC Ltda. has completed another 6.7 meters advance development in the L484-W drift for it to reach a length of 140.3 metres. Raise R96A from the L484-LR drift was extended to 7.5 meters to 34.1 metres and intersected the upper MQV in TRD04-096 at 29.9 meters. Raise R96B was extended 18.8 meters to 20.1 meters and intersected the lower MQV in TRD04-096 at 14.2 metres. Raise R138 was extended 50.5 metres to 77.4 metres. It intersected TRD05-137 at approximately 27.0 meters and traced it for 44.5 metres to the Hangingwall contact at approximately 71.5 metres. Several slashes in the R138 raise at approximately 24.1 metres intersected TRD05-138. Decline D135 was developed for 9.5 metres and intersected TRD05-135 after 8.5 metres while decline D195 was developed for 7.4 metres and intersected TRD06-195 after 6.5 metres. Detailed surveying of specifically the R138 raise is needed to establish the location of the intersections of the diamond drill holes for comparison to the bulk samples.

The L463-E drift was extended for 36.3 metres to 104.8 metres. Decline D194 was developed for 4.4 metres but failed to intersect TRD06-194 while decline D198 intersected TRD06-198 after 9.0 metres which also was the end of the decline. Decline D206 intersected TRD06-206 after 5.7 metres, but due to the high gold grade of the bulk samples (more than 7.0 g/t over 17.7 metres) it has to date been developed to 19.4 metres. Raise R64 was developed for 13.4 metres and TRD04-064 was intersected in slashes at 7.6 metres. The last 33.5 metres of the L463-E drift together with D206 and R64 define a high grade gold shoot (L463 shoot) with dimension of 33.5 by 33 metres that are open along strike to the east and both up and down dip. Pilot holes for the L463-E drift suggest that the L463 shoot extend for at least another 30 metres to the east. The L463 shoot will be further investigated by continued development of the L463-E, D206 and R64 as well as additional raises and decline to intersect the drift pilot diamond drill holes.

For ventilation purposes a drift was developed at the 535 meters elevation and intersect the R138 raise after 13.6 metres. A crosscut was developed into the MQV Footwall of the L463-E drift at 9.5 metres for 15.2 metres searching for a relay fault splay in the Footwall without intersecting it.

Total underground development of declines, drifts, crosscut and raises to dates are 722.1 metres. Underground development just as diamond drilling start up after the Christmas break has been suspended due to fuel shortage. With the latest deliveries it is expected that underground development can resume by mid February.

The disseminated gold mineralization in the Footwall gold mineralization has also been identified along the strike and dip of the L463 shoot and it appears to be associated with higher grades in the MQV suggesting that this will mean added gold to the upcoming resource calculation of the L463 high grade gold shoot.

The Company's gold recovery plant in the Manganeso area crushed and milled 2,396.6 tonnes from the L484-W and L463-E drifts as well as four raises and five declines from these drifts since the end of the last Quarter producing an additional 1,826.8 kilograms of high grade gold flotation concentrate under the overall supervision of Mr. Hawthorn the Company's independent mineral processing Consultant and Qualified Person for the gold recovery plant. The gold recovery pilot plant in the Manganeso area that commenced regular operation in September 2005 crushed and milled 9,815.4 tonnes of MQV material since startup producing 4,785.2 kilograms of high grade gold flotation concentrate. It is estimated that the underground development has produced a total of 11,291.0 tonnes of MQV and host rock sedimentary rocks to date of which 9,185.4 tonnes has been milled or 86.9%.

In January 2007 the third high grade gold flotation concentrate (1,409.2 kilograms) was air freighted to Peñoles smelter in Mexico with an estimated 5,5206 grams or 177.5 ounces gold and an estimated value for the Company of US$105,000 at a gold price of US$615 per ounce.

ANALAB S.R.L. of Lima, Peru who is the independent operator of the on-site standard Fire Assay laboratory under the overall supervision of Mr. Hawthorn the Company's independent mineral processing Consultant and Qualified Person has completed approximately 5,400 standard Fire Assays (FA) on diamond drill core, underground development, surface geological and gold recovery plant processing samples since the end of the last Quarter. In addition it has been preparing four standards at various gold grades from the MQV material

(128 samples) in the Doña Amelia zone and one international standards (25 samples) for Quality Control as well as blanks (more than 25 samples) for control against contamination in the sample preparation stage. In addition the laboratory has been preparing screened for metallics Fire Assays (MFA) on selected higher grade samples and samples of specific interest for a second determination of the gold grade. The sample turn around time is generally less than 48 hours.

Field work for a third bi-annual report of activities as required by the Environmental License issued August 10, 2005 was completed in December and the report will be submitted prior to the February 10, 2007 deadline as required. Baseline water, soil and sediment sampling is continuing in accordance with the recommendations by Klohn Crippen of Vancouver for the environmental monitoring of the project.

SRK Consulting has reviewed the diamond drilling and underground bulk sampling databases and recommends infill drilling of the L463 shoot prior to resource calculation. The infill drilling will start when diamond drilling resumes, anticipated to be by mid February 2007.

**Overall Review of Operations**

Since taking over slightly more than four years ago, current management has raised to date approximately US$21,000,000 in financing, settled debts, reduced current liabilities, and has improved the overall position of the balance sheet. This allowed for the successful completion of another aggressive and concentrated drilling program as well as the initiation of the underground bulk sampling program in the Trinidad area in 2005, which was vigorously continued during the 2006 fiscal year. While results of the underground sampling were encouraging, more drilling and concise targeting of further samplings are still required for fiscal 2007. In the early part of fiscal 2007, the management team was strengthened by the addition of another technically-skilled director and appointment of a highly qualified and well-seasoned geologist experienced within the industry as President, to guide Eaglecrest forward in the Company's development. These was done to support the increasingly technical complexity of the project requiring direct industry experience to lead the Company and the project forward as well as to increase the confidence levels within the equity capital market.

Since reacquiring the "High Grade Trinidad Zone" in 2003, the strike length of that zone has been expanded to 4.2 kilometers at surface, and was renamed the Doña Amelia zone. The Doña Amelia zone, which is considered by management to be the Company's principal target of exploration, has been the main focus since the second half of fiscal 2003. The current plan for fiscal 2007 is to continue the development the Doña Amelia zone by defining the dimension of the L463 high grade gold shoot as well as the MQV in the TMT by diamond drilling, underground development and bulk sampling for processing in the gold recovery plant to determine the true in-situ average gold grade of the MQV in the high grade gold shoot and the MQV in general as well as complete an initial Resource Calculation and Preliminary Assessment starting with the L463 shoot.

The Environmental License for underground development and a 500 tonne per day gold recovery plant was issued August 10, 2005. Management will continue its funding raising efforts with the intention of completing the 20,000 metres diamond drilling Phase III of the 4.2 kilometres strike length of the Doña Amelia zone, approximately 1,000 metres of underground exploration development in one or two declines with 2 or more drifts extending along strike of the MQV both to the east and west from the decline(s) with several local raises and declines to intersect surface diamond drill holes and the processing of about 15,000 to 20,000 tonnes in the gold recovery plant. It is estimated that the Phase III exploration program will take an additional three months to complete. A phase IV 20,000 metres diamond drill program planning is in progress. During the initial part of Phase IV the Company anticipate completing a NI 43-101 category Resource Estimate and Preliminary Assessment study of the L463 shoot and the diamond drilled part of the Trinidad area in the Doña Amelia zone (approximately 1% of the total approximately 300 square kilometers of the San Simon project). It is anticipated that a NI 43-101 technical report will be completed in the first three months of 2007.

Diamond drilling with two drills is expected to resume by mid February 2007 to complete the Phase III diamond drill program to add to the 54,017.5 metres completed to date in the Doña Amelia zone at the end of 2006. The TD-1 decline in the Trinidad area of the Donña Amelia zone was collared in July, 2005 and by the end of the

Quarter had reach a length of 192.1 metres and with 5 local declines (48.6 metres). In addition a 305.0 metres of drifts and 176.4 m of raises was completed from the TD-1 decline and L484-W and L463-E drifts for 722.1 meters of total development. The gold recovery plant is continuing operating at a rate of 5 tonne per hour, but for higher gold grade material based on underground, muck and crushed sampling it operates at a rate of 3 tonne per hour to increase recovery since September 2006 and the on-site independent standard Fire Assay laboratory has been in regular operation since August 3, 2005.

**Future Outlook**

The budget for completion of the underground development and bulk sampling program in the Trinidad area and Phase III and IV diamond drilling is estimated to be $11.5 (US$10) million. Management will need to intensify its efforts to raising the required financing to complete the Company's drilling and capital-intensive underground bulk sampling program. The recent appointment of Mr. Hans Rasmussens, a highly qualified geologist with significant work experience within the exploration industry as President, is expected to create confidence with the investors and equity capital market sector. Therefore, management is confident that their fund raising endeavours will continue to be successful.

**Selected Annual Information**

| | Year Ended September 30 2006 $ | Year Ended September 30 2005 $ | Year Ended September 30 2004 $ |
|---|---|---|---|
| Interest revenues | 41,719 | 12,062 | - |
| Net loss | (1,592,579) | (1,433,839) | (2,044,968) |
| Basic loss per share | (0.01) | (0.01) | (0.02) |
| Total assets | 35,567,409 | 27,550,804 | 23,287,706 |
| Current liabilities | 825,262 | 528,074 | 745,632 |
| Working capital (deficiency) | 1,635,581 | 421,193 | 543,706 |
| Cash dividends | Nil | Nil | Nil |

The Company has been and is still in the stages of exploring and developing its mineral properties. To date, the Company has not been in a position to earn any revenues from its projects.

Accounting policy is to record the Company's mineral properties at cost. Exploration and development expenditures are deferred until the properties are brought into production, and at which time, they will be amortized on a unit of production basis. In the event, the properties are sold or abandoned, the deferred cost will be written off. Considerable sums were spent on the development of the Company's properties in fiscal 2006, thus resulting in the sizable increases in the Company's total asset base. Working capital was significantly higher in 2006 as in excess $2.9 (US $2.6) million in warrants were exercised during the fourth quarter.

Consolidated net losses for the Company during 2004 was substantially higher than fiscal 2005 and 2006 as stock-based compensation recognized in 2003 was $998,351 as compared to $430,380 and $465,765 for 2005 and 2006 respectively.

The Company has not paid any dividends on its common shares. Until such time the Company is able to earn substantial revenues, there are no plans of paying out dividends in the near future. All available funds and resources are intended for use in exploring and developing the Company's properties and to finance the operations of the Company.

**Outstanding Securities Data**

The Company's authorized share capital consists of 500,000,000 common shares without par value.

Issued and outstanding: September 30, 2006 – 267,887,321
Issued and outstanding: January 22, 2007 (date of this report) – 268,487,321

| | Weighted Average Exercised Price | Weighted Average Remaining Life (Years) |
|---|---|---|
| Warrants outstanding: September 30, 2006 – 51,088,875 | $0.14 | 0.76 |
| Warrants outstanding: January 22, 2007 – 49,438,875 | 0.14 | 0.53 |
| Options outstanding: September 30, 2006 – 14,350,000 | 0.17 | 2.26 |
| Options outstanding: January 22, 2007 – 18,350,000 | 0.19 | 2.66 |

**Consolidated Results**

For the year ended September 30, 2006, the Company incurred a consolidated net loss of $1,592,579 as compared to a net loss of $1,443,489 for the previous year. Interest revenue during 2006 was $41,719 (2005 - $12,062) as the Company was able to earn substantially more interest due to a surplus working capital position enjoyed by the Company throughout most of 2006. Management raised $9.1 million in financing during 2006 as compared to $6.3 million for 2005. Other significant expense accounts are as follows:

Corporate development - $272,309 (2005 - $337,548) was substantially lower in 2006 as a major agreement with a European company worth approximately $160,000 was not renewed.

Management fees - $191,566 (2005 - $169,590) increased in 2006 as in accordance with the management fee agreement for the President.

Office and printing - $96,132 (2005 - $59,109) costs were higher as office space was increased and temporary office assistance was incurred during the year.

Stock-based compensation - $465,765 (2005 - $430,380) expenses incurred based on options as granted.

Travel & promotion - $251,170 (2005 - $78,567) were significantly higher in 2006 as in its efforts to raise funding, management traveled extensively in the US and to Europe, which resulted in the largest amount of financing ever raised by the Company in any one year.

Write-off of liabilities - $46,718 (2005 – nil). Certain unsettled accounts payable exceeding five years in duration were written off during 2006.

**4th Quarter Review**

During the fourth quarter ended September 30, 2006, the Company posted a consolidated net loss of $388,426 as compared to a net loss of $311,758 for the same quarter ended of 2005. Significant accounts and deviations in the quarter are as follows:

Interest income - $16,829 (2005 - $3,263) was higher in 2006 due to a more favourable cash position than 2005. Cash balance as at September 30, 2006 was $2,308,657 as compared to $762,771 at September 30, 2005

Administration – $16,500 (2005 – $15,000), administration fees are paid to an officer of the Company.

Consulting – $16,482 (2005 – $14,440) was incurred mainly for creating an updated Company profile and promotional material to assist management in presenting the Company to potential investors.

Foreign exchange gain – $5,071 (2005 – loss of $40,735), all financing raised are in US funds and most of the cash are kept in US deposits as the majority of the Company's exploration activities are transacted in US dollars. Because the financial statements are reported in Canadian dollars, the Company will experience gains or losses due to the fluctuations of the Canadian to the US dollar.

Corporate development – $63,668 (2005 - $120,229), $39,805 was paid to a Director of the Company in charge of corporate development. The remaining amount of $23,863 was paid to two other corporate development companies for distribution of Company information material. Amount was substantially lower in 2006 as a major contract with an European company was not renewed.

Legal – $21,894 (2005 - $9,603), legal fees pertain mainly to preparing and filing of financing and option documents and other general corporate matters. Numerous exercising of warrants occurred during the 4th quarter of 2006.

Management fees – $50,551 (2005 - $44,526), management fees are paid to the CEO's private company for management services.

Office and printing - $27,330 (2005 - $13,102) was higher in 2006 as the Company increased its office space and incurred extra printing costs of corporate material.

Stock-based compensation – $65,670 (2005 - nil) was recorded in 2006 based on the granting of stock options to a director of the Company. No such stock options were granted in the same quarter during 2005.

Travel & promotion – $147,363 (2005 – $35,869) pertain to shows and conventions and trips by Company personnel throughout the US and Europe meeting with potential investors in their efforts to procure financing. Such costs were significantly higher in 2006 as frequent traveling occurred not only with management but also with consultants engaged by the Company to seek financing. During the 4th quarter, management invited several major investors to travel to Bolivia to visit the Company's mineral property sites.

**Resource Property Values**

Mineral property costs increased by $1,935,627 during the quarter ended March 31, 2006 (2005 - $769,418). For a detailed breakdown, see the mineral property schedule in the Company's financial statements. Exploration expenditures have increased substantially as the underground bulk-sampling program, a major undertaking is in full swing.

**Summary of Selected Quarterly Information**

| Quarter Ended | September 30 2006 | June 30 2006 | March 31 2006 | December 31 2005 | September 30 2005 | June 30 2005 | March 31 2005 | December 31 2004 |
|---|---|---|---|---|---|---|---|---|
| Current assets | 2,460,843 | 1,867,389 | 2,345,045 | 1,805,261 | 949,267 | 1,231,933 | 2,195,545 | 302,120 |
| Resource assets | 32,579,485 | 30,581,497 | 28,792,121 | 26,856,494 | 25,902,523 | 24,570,750 | 22,916,992 | 22,147,574 |
| Current liabilities | 825,262 | 899,177 | 618,163 | 435,875 | 528,074 | 435,601 | 420,420 | 544,274 |
| Shareholders' Equity | | | | | | | | |
| Capital stock | 51,668,343 | 48,652,438 | 47,110,958 | 42,882,757 | 42,772,462 | 41,536,212 | 37,638,903 | 36,903,461 |
| Share subscriptions | 1,156,000 | 1,184,935 | 1,416,415 | 3,098,962 | 1,156,000 | 1,156,000 | 4,085,665 | 1,849,650 |
| Contributed surplus | 1,844,846 | 1,836,868 | 1,844,068 | 1,428,731 | 1,428,731 | 1,428,731 | 1,270,376 | 1,270,376 |
| Deficit | (19,927,042) | (19,538,616) | (19,225,798) | (18,518,406) | (18,334,463) | (18,022,705) | (17,582,469) | (17,356,981) |
| Net loss | (388,426) | (312,818) | (707,392) | (183,943) | (311,758) | (440,236) | (225,488) | (456,357) |
| Working capital (deficit) | 1,635,581 | 968,212 | 1,726,882 | 1,369,386 | 421,193 | 796,332 | 1,775,125 | (242,164) |
| Basic loss per share | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |

**Significant Item(s) Within the Quarter:**

For the three months ended September 30, 2006
- $16,829 in earned interest as a result of cash deposits with bank.
- issued 26,263,938 shares pursuant to the exercise of warrants at average price of US$0.10
- stock-based compensation of $65,670 was expensed as a result of options granted
- deferred resource property costs increased by $1,997,988
- working capital surplus of $1,635,581

For the three months ended June 30, 2006
- $14,334 in earned interest as a result of cash deposits with bank.
- issued 13,066,482 shares through the exercise of warrants at average price of US$0.11
- deferred resource property costs increased by $1,789,376

For the three months ended March 31, 2006:
- issued 14,860,875 shares pursuant to a private placement at US$0.16
- issued 15,003,115 shares through the exercise of warrants at average price of US$0.10
- stock-based compensation of $407,295 was expensed as a result of options granted
- deferred resource property costs increased by $1,935,627

For the three months ended December 31, 2005:
- 950,000 warrants exercised at US$0.10 per share
- working capital surplus of $1,369,386
- deferred resource property costs increased by $953,971

For the three months ended September 30, 2005:
- working capital surplus of $421,193
- deferred resource property costs increased by $1,331,773

For the three months ended June 30, 2005:
- working capital surplus of $796,332
- deferred resource property costs increased by $1,653,758
- stock-based compensation of $158,355 was expensed as a result of options granted

For the three months ended March 31, 2005:
- working capital surplus of $1,775,125
- deferred resource property costs increased by $769,418

For the three months ended December 31, 2004:
- stock-based compensation of $272,025 was expensed as a result of option granted
- deferred resource property costs increased by $904,317
- purchased fixed assets in the amount of $50,168

**Investor Relations**

In addition to investor relation activities being managed by the directors, the Company also employs investor relation companies in both Europe and the United States. Services include introducing management to potential investors, maintaining contact with the shareholders, dissemination of Company material, attending trade shows, and maintaining the Company's web site.

## Liquidity and Solvency

At this time, the Company has no operating revenues and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through loans, shares for debt settlements, private placements and the exercise of options and warrants. US$8 million was raised during fiscal 2006 using these methods and management plans to continue to raise the working capital required in the usual manner for 2007.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon the future profitable or sufficient proceeds from the disposition of its mineral properties.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. Although recently metal prices are on the rise this trend may not be sustained and any down turn may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception, and the long term survival of the Company depends on the ability of management to continue raising capital. Due to an aggressive exploration program, without further financing, there will not be sufficient funds to meet the Company's property exploration commitments and payments, and to cover administrative and office expenses for the 2007 fiscal year. Additional funds will be required to continue operations and meet Company objectives. Management is presently actively seeking additional financing and have received commitments from current warrant holders of their intentions to exercised the warrants (approximately US$950,000 are expected to be exercised during the 2nd quarter of fiscal 2007), and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future.

## Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are payable on demand and have arisen from the provision of services described:

During the period ended September 30, 2006, the Company:

- incurred administration fees of $63,500 (2005 - $60,000) with an officer.
- incurred corporate development costs of $162,978 (2005 - $122,067) with a private company related by a director-in-common pursuant to a three year consulting agreement that calls for a monthly fee of U.S.$8,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred management fees of $191,566 (2005 - $169,590) with a private company related by a director-in-common pursuant to a three year management agreement that calls for a monthly management fee of U.S.$10,000 for the first six months with a 5% increase each quarter thereafter expiring in February, 2007.
- incurred legal fees of $64,288 (2005 - $64,903) with a law firm in which an officer of the Company is a partner.

As at September 30, 2006, accounts payable and accrued liabilities is inclusive of $38,047 (2005 – $27,545) due to a director and a private company related by an officer.

As at September 30, 2006, accounts receivable and prepaid is inclusive of $8,536 (2005 - $8,832) in travel advances to directors.

**Subsequent Events**

The following occurred during the period subsequent to September 30, 2006:

- Mr. Hans J. Rasmussen, an exploration geophysicist/geologist with a M.Sc. in geophysics and twenty-two years experience in North and South America, was appointed President of the Company.
- The Company issued 600,000 shares pursuant to the exercise of warrants.
- US$105,000 was received by the Company pursuant to the exercising of warrants, of which share certificates have not been issued.
- $114,485 have been received from Peñoles smelter (Met-Mex Peñoles S.A. de CV) in Mexico as an advance on receipt of two shipments of gold flotation concentrate from the Company.
- Options were granted to insiders of the Company to purchase up to an aggregate of 4,000,000 shares of the capital of the Company exercisable at $0.27 per share until the close of business January 4, 2012 and January 9, 2012.
- Dr. Odin Christensen, formerly Chief Geologist of Newmont Mining Corporations has been appointed a member of the board of directors of the Company.

**EAGLECREST EXPLORATIONS LTD.**

**NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING**

The 2007 Annual and Special General Meeting of the Members of EAGLECREST EXPLORATIONS LTD. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on March 1, 2007 at 10:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended September 30, 2006 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year and to authorize the Directors to fix the auditor's remuneration;

3. to elect Class II directors;

4. to consider and, if deemed appropriate, to pass a special resolution as set forth in the accompanying Information Circular increasing the Company's authorized share capital to an unlimited number of common shares without par value and amending the Company's Notice of Articles accordingly;

5. to approve the Company's 2007 Stock Option Plan;

6. to approve, ratify and confirm all acts, deeds and conduct of the directors on behalf of the Company from the beginning of the Company's most recently completed financial year to the date of the Meeting;

7. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice. **Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return the enclosed form of Proxy or Voting Instruction Form in accordance with the instructions set forth therein. The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9 not fewer than 48 hours before the time fixed for the Meeting.**

**DATED** at Vancouver, British Columbia, this 26th day of January, 2007.

BY ORDER OF THE BOARD

**"HANS RASMUSSEN"**
**President**

## DIRECTORS' REPORT TO SHAREHOLDERS

**January 26, 2007**

**To Our Shareholders:**

The Board is pleased to report that Eaglecrest Explorations Ltd. (the "Company" or "Eaglecrest") had another successful year in which the Company completed significant surface drilling with two drill rigs, advanced the underground project, and produced and shipped the first high-grade gold concentrates from the gold processing plant. During fiscal 2006, management raised approximately $9.1 (US$8) million in funding to finance the continuation of its drilling program, underground project and gold production facility.

The company completed 61 drill holes, bringing the total on the project to 226 drill holes since 1996. Total underground development in 2006 was 722 meters; including the main decline, TD-1, two major drifts, L484W and L463E, as well as several short raises and declines that were built to intersect surface drill holes.

The plant processed 6,537 tonnes of material from the underground development and produced 2,958 kilograms of high-grade gold concentrate. Two shipments that total 276 ounces of contained gold were made to Penoles of Mexico, from which the company received payments of $114,485 in November, 2006, with another $19,831 pending after final calculations in determining the actual concentrate.

In an effort to increase the technical expertise on the Board of Directors level, the Company appointed Mr. Hans Rasmussen as President and Chief Operating Officer, and Dr. Odin Christensen as Director. Both have in excess of 20 years experience in mineral exploration with experience from Newmont and Kennecott/Rio Tinto.

SRK Consulting was contracted to generate the first gold resource model for San Simon. While reviewing the geologic model in December 2006, a new style of mineralization was recognized. The Company's technical team recognized that gold as localized in high-grade shoots. Areas with the best grades from drilling and underground form at lease two high-grade gold shoots in the Trinidad area – the board of directors decided it was best for shareholder value to complete infill drilling, thus defining higher grade zones, before completing the entire 43-101 report for the project.

These accomplishments and the new focus on high-grade gold shoots will form the basis of the work to be continued in fiscal 2007.

### Operations

The Company has exploration and production rights to 34 mineral concessions on Serrania San Simon located in the Canton of Matuega, Province of Itenez, and Department of Beni in northeast Bolivia. There are four areas of known gold mineralization within the 296.75 km$^2$ San Simon property: Doña Amelia, San Simon, Marco Maria and Doña Angela (Campo Nuevo).

The Dona Amelia zone is considered by management to be the Company's principal target and it was the focus of all the Company's exploration development work during the last three years; it continues to be the main focus as we move forward in 2007. This zone includes the "High Grade Trinidad Zone", Las Rosas, Manantial and Manganeso areas. Drilling has traced mineralization for a total east-west strike length of 4.2 km on surface.

In fiscal 2006, the Company's activity was divided between diamond drilling, underground development and bulk sampling, and producing high-grade gold concentrate at processing plant. ANALAB S.R.L., of Peru, operated independently the fire-assay laboratory on the project in 2006 while sharing camp facilities with the 150+ Eaglecrest employees that are housed on site.

Diamond Drilling was focused on the Trinidad area (San Pedro, Mina Vieja and Trinidad areas) of the Doña Amelia zone in an effort to define a gold resource. A total of 61 drill holes, or 19,952 meters, were completed, bringing the total on the project to 226 drill holes since 1996. The best assay results have been found close to the newly recognized L463E high-grade gold shoot, e.g. 1.7 meters of 44.2 grams per tonne from the MQV and 0.9 meters of 16.4 grams per tonne from the footwall were returned in drill hole TRD06-207.

Drilling and surface mapping has defined the largest structure in the Doña Amelia zone as a major east-west striking, south dipping thrust fault with numerous sub-ordinate, sub-parallel thrust faults. The thrust fault is a curviplanar structure with some sections striking northeast in the Trinidad and Las Rosas areas, and with dilation zones developing along these northeast striking sections. Gold mineralization is found in a subordinate structure, referred to as the main quartz vein/structure ("MQV"). The MQV is hosted within the main thrust fault. The dilation zones, or kinks along the MQV, may be a focus of the highest grade and thickest gold forming high-grade gold shoots, which is a common occurrence in other world class mining districts in the world, like Ghana, Mongolia and Brazil. It is clear from drilling and underground bulk sampling in 2006 the areas of the best gold grades in the MQV also have gold the hanging wall above and/or in the footwall beneath the MQV. The MQV has a width up to 16 meters and a total known strike length of 4.2 kilometres. Based on the latest drilling, the gold mineralization remains open both east and west of our drill holes.

The underground project contract was awarded to AMTRAC Ltda. of Bolivia. They collared the TD-1 decline in the western part of the Trinidad area on July 29 2005. The TD-1 was developed down plunge of the MQV at approximately 30 degrees towards diamond drill holes targets. During fiscal 2006, underground mining had advanced 722 meters in the TD-1 decline, two large drifts and several raises and declines.

The underground bulk sampling program is designed to compare bulk sample gold grades from underground production to drill hole grades that penetrate the same location in the mineralized MQV. On February 15th the company announced the TD-1-57 Raise returned a bulk sample grade of 4.1 grams/tonne over 26.4 meters, then on February 27th, the Company announced the TD-1-057 Raise had intersected drill hole 25 and returned and undiluted bulk sample grade of 4.2 grams/tonne compared to 0.86 grams/tonne. On December 4, 2006, the Company reported the best underground bulk sample results that have been found to date: 33.5 meters of fully diluted 5.6 grams/tonne gold. This zone is near the best drill holes, including TRD06-207 described above.

The company received the Environmental License on August 10 2005 for the underground project and a 500 tonne per day gold recovery plant. A gold recovery plant was constructed in the Manganeso area with an initial stage of a crushing circuit capacity of 450 tonne per day (jaw crusher and cone crusher) and a milling circuit with an estimated capacity of 150 tonnes per day (1.8 by 2.4 metre ball mill, gravity jig, shaking table, coarse and fine floatation cells and vacuum filter). The plant was fed with bulk samples from the underground development. A total of 6,537 tonnes were processed by the gold processing plant producing 2,958 kilograms of high-grade gold concentrates during fiscal 2006.

The Company signed a contract with Peñoles of Mexico in June 2006 for the high grade gold flotation concentrates, and during September two shipments were air freighted to Mexico with 2,772 kilograms of high grade gold flotation concentrate containing approximately 8,588 grams or 276 ounces of gold.

In order to calculate daily metallurgical balances for the gold recovery plant, the installation of an on-site standard gold Fire Assay laboratory was completed adjacent to the Company's camp in June of 2005 and the contract to operate the laboratory independently was awarded to ANALAB S.R.L. of Peru. The lab operated throughout 2006 and provided 48-hour turnaround of gold assays for the drill holes, underground face samples and the multiple samples from the gold processing plant. The laboratory employs quality control of the gold assay where samples are analyzed with numerous duplicate standard Fire Assays and metallic screen Fire Assays along with locally prepared standards at various grades for quality control purposes.

Both the gold recovery plant and the laboratory are under the overall supervision of an independent Qualified Person in compliance with Canadian Security regulations National Instrument 43-101.

In April the Company retained SRK Consulting (Canada) Ltd. to prepare a preliminary assessment study on the Doña Amelia zone gold mineralization that will include a CIM compliant resource estimation and classification. The study will be presented as a NI 43-101 compliant document. Compilation of the diamond drilling and underground bulk sampling databases were completed by mid-November and delivered to SRK. The Board of Directors reviewed the preliminary geologic model in mid-December and proposed that shareholder value would be maximized by delaying the full report and initiating a program of detailed, infill drill holes in two areas of the Trinidad Vein with high-grade gold shoots. Once drilled, these two areas will provide a more realistic value for the in-situ gold grade at Trinidad. Previous drilling was up to 100-meter offset between holes, while the new proposal calls for a 25-meter offset.

**Corporate Citizenship**

The Company's relationships with its neighboring villages are excellent. Not only have jobs been created (Eaglecrest and it's subcontractors now have approximately 160 locally contracted workers and Bolivians on site of its Phase II drilling), the Company has also contributed significantly to health care (doctors and medicine), education (school, teachers and various supplies), infrastructure (road improvement and maintenance), sports events and indirect economic growth (purchase of locally produced products and services) which generally has improved welfare of the surrounding communities. Due to the Company's good citizenship, it has the general support for the continued development of the project and the future potential mine in the Serrania of San Simon.

**Financial Consolidated Results**

For the year ended September 30, 2006, the Company realized a consolidated net loss of $1,592,579 as compared to a consolidated net loss of $1,433,839 in the previous year. The increase in loss was mainly due to higher travel and promotion costs that were incurred by management as a result of the continuing efforts in raising the capital required by the Company to complete its work program on the mineral properties. Deferred exploration expenditures increased from $25,902,523 in fiscal 2005 to $32,579,485 in fiscal 2006.

**Future Outlook**

The Dona Amelia zone will still be the main exploration focus for the Company in 2007 with the continuation in the first quarter of the underground development and bulk sampling program in the L463E high-grade gold shoot in the Trinidad area. Drilling will focus initially on two known high-grade gold shoots in the Trinidad area, the L463E shoot in which the underground is currently working, and a second shoot located to the east of L463E. Drill holes will be focused on developing shallow gold shoots to a maximum depth of 300 meters and with offsets of only 25 meters between holes. This focused approach will generate rapid results in an effort to quickly evaluate the two shoots with shallow, high-grade gold.

Management continues to study the underground bulk sampling of the MQV to determine the in-situ grade of the gold mineralization and specifically how bulk sample gold grade is compared to the drill hole assay results. To date, 10 drill holes have been compared with an average upgrade of about twice the gold grade in bulk sampling compared to drill hole gold assays.

The Company will continue to work with and feed data to SRK Consulting and at the appropriate time SRK will provide the first NI43-101 Resource Estimate and Preliminary Assessment Study. A timeline is not possible for the first resource until we understand better the size and grade of mineralization in the first two high-grade gold shoots. However, the Company is hopeful to have its first resource by mid-2007.

The budget for completion of the underground development and bulk sampling program in the Trinidad area and Phase III and IV diamond drilling is estimated to be $11.5 (US$10) million. Management will initially cover the budget with potential warrants that can be exercised. In mid-2007, the Company will review several financing options to continue the exploration program for two more years.

The Company recently reorganized and built an experience technical team in the Board of Directors to take the San Simon project to the next level of discovery. Mr. Hans Rasmussen was appointed President and Chief Operating Officer, and Dr. Odin Christensen was nominated to the Board of Directors. Mr. Rasmussen has extensive experience in the Americas after working 20+ years for Newmont and Kennecott/Rio Tinto. Dr. Christensen has 20+ years of global experience as Newmont's Chief Geologist and Exploration Manager. Dr. Christensen transformed the advanced stage Carlin Trend, Nevada into a world class mining camp during his tenure as Exploration Manager in the 1980's. With an experienced technical team driving the Company at the Board level, and the strong technical team already in place on the project, management expects improved confidence with investors and the equity markets in 2007 so that any fund raising endeavours will be successful.

Demand and prices for gold remains high, driven by the largest producers in the world underperforming, a lack of new discoveries coming on line, the US dollar declining in value relative to the European currencies, and consumption of gold outpacing supply. These trends are expected to continue. And once a gold resource is defined at San Simon in the next two years the Company is confident there will be a competitive market in which to vend our discovery.

The Board of Directors
Eaglecrest Explorations Ltd.

# EAGLECREST EXPLORATIONS LTD.

## INFORMATION CIRCULAR FOR THE 2007 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF EAGLECREST EXPLORATIONS LTD. TO BE HELD ON MARCH 1, 2007

### SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of EAGLECREST EXPLORATIONS LTD. (the "Company") for use at the 2007 Annual and Special General Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with shareholders by regular employees of the Company. The cost of this solicitation will be borne by the Company.

### APPOINTMENT OF PROXYHOLDER

Shareholders of the Company who hold Common Shares in their own names are "registered shareholders". Each registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting other than the person(s) designated by management in the form of proxy accompanying this circular. Voting instructions for non-registered shareholders are set forth below under "ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES".

The persons designated as proxyholders on the accompanying form of proxy have been selected by management. Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting in place of the persons designated by management. A shareholder desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy. If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must, to be valid, be deposited at Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

### VOTING BY PROXY

If the instructions of a registered shareholder are certain, the shares represented by any proxy given by that registered shareholder will be voted on any ballot that may be called for, and where the registered shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted on any ballot that may be called for in accordance with the specifications so made. **WHERE NO CHOICE IS SPECIFIED, THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE REGISTERED SHAREHOLDER'S APPOINTED PROXYHOLDER. IF A REGISTERED SHAREHOLDER HAS NOT APPOINTED HIS OR HER OWN PROXYHOLDER, SUCH**

**SHARES WILL BE VOTED BY MANAGEMENT'S DESIGNATES IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

## REVOCATION OF PROXY

A shareholder giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a shareholder present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

## ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

**The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name.** Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Non-registered Owners") should note that only proxies or other recognized voting instructions deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by an "intermediary" (a term used to refer to, among others, securities dealers, brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Non-registered Owner's intermediary or an agent of that intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian intermediaries. Common Shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Non-registered Owner. Without specific instructions, an intermediary and its agents and nominees are prohibited from voting Common Shares for that intermediary's clients. **Therefore, Non-registered Owners should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

These shareholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a Non-registered Owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send its shareholder materials respecting the meeting referred to herein (collectively, the "Meeting Materials") directly to NOBOs, as well as registered shareholders, and indirectly through intermediaries to OBOs. Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived its right to receive them. The majority of intermediaries now delegate responsibility for obtaining instructions from their clients to ADP Investor Communications ("ADP").

As noted above under "Appointment of Proxyholder", Meeting Materials sent to registered shareholders are accompanied by a form of proxy. Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials, regardless of whether they are NOBOs or OBOs, are accompanied by a Request for Voting Instructions (a "VIF"), as required by the Canadian Securities Administrators. A VIF is provided to Non-registered Holders instead of a proxy. By returning a VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder or, in the case of NOBOs, the Company, how to vote on behalf of the Non-Registered Shareholder. VIF's, whether provided to the Non-registered Holder by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. **A Non-registered Holder receiving a VIF cannot use that VIF to vote Common Shares directly at the Meeting and will not by virtue of possession of that VIF be entitled to attend the Meeting. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF. Such a legal proxy will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.**

## VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 500,000,000 shares without par value, of which 273,817,321 were issued and outstanding on January 26, 2007. Each common share carries the right to one vote on any poll at meetings of shareholders of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered shareholders of the Company at 4:00 p.m. (local Vancouver time) on January 26, 2007, the Record Date for the Meeting. If the Company should issue additional shares from treasury after January 26, 2007, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered shareholders of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at January 26, 2007, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

## APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that DeVisser Gray, Chartered Accountants be appointed as auditors of the Company at remuneration to be fixed by the directors. DeVisser Gray were first appointed auditors of the Company in February, 1998.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed Director of the Company, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has materially affected or would materially affect the Company, except as may otherwise be disclosed herein.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, employee or former executive officer, director or employee of the Company or any of its subsidiaries, or any associate of any director, proposed director or executive officer has been indebted to the Company or any subsidiary of the Company at any time since the beginning of the last completed financial year of the Company, other than for routine indebtedness.

## STATEMENT OF EXECUTIVE COMPENSATION IN FORM 51-102F6

***Summary of Compensation***

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, "Named Executive Officer" or "NEOs" is defined to include (i) each Chief Executive Officer of the Company, despite the amount of compensation of those individuals, (ii) each Chief Financial Officer of the Company, despite the amount of compensation of those individuals, (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (iv) any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end of the Company.

***Summary Compensation Table***

The following table sets forth information concerning compensation earned by the Company's NEOs during the three most recently completed financial years of the Company.

**SUMMARY COMPENSATION TABLE**
**(Stated in Canadian Dollars)**

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year(1) | Salary ($) | Bonus ($) | Other Annual Compensa-Tion ($) | Securities Under Option/ SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | Long Term Incentive Plan Payouts ($) | All Other Compensa-Tion ($) |
| Carl A. Erickson<br>President | 2006<br>2005<br>2004 | $191,566<br>$169,590<br>$92,787 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 4,000,000<br>4,000,000<br>2,750,000/ | Nil/Nil<br>Nil/Nil<br>Nil/Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

(1) Fiscal year ended September 30

***Long-Term Incentive Plan Awards Table***

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

***Options and Stock Appreciation Rights (SARs)***

The Company's stock option program (the "Stock Option Plan") is administered by the Company's secretary, or such other senior officer or employee of the Company as may be designated by the board of directors from time to time. The following table sets forth all stock options granted during the financial year ended September 30, 2006 to the Company's Named Executive Officers.

**OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name | Securities Under Option/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| N/A | | | | | |

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended September 30, 2006 by the Named Executive Officers and the fiscal year end value of unexercised options/SARs on an aggregated basis.

**AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES**

| Name | Securities Acquired On Exercise (#) | Aggregate Value Realized [1] ($) | Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable | Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexercisable |
|---|---|---|---|---|
| Nil | | | | |

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

***Termination of Employment, Change in Responsibilities and Employment Contracts***

The Company retained the services of its Named Executive Officer pursuant to a management agreement which became effective on March 1, 2004 (the "Effective Date") and which contained provisions relating to termination. The Named Executive Officer resigned as President and a Director effective December 29, 2006, at which time Hans Rasmussen was appointed President of the Company. As the Company's new Named Executive Officer, Mr. Rasmussen is the principal of a company which entered into a management agreement which became effective on January 1, 2007 (the "Effective Date") and which contains provisions relating to compensation and termination, as follows:

Management Fee - The annual fee payable to Rasmussen Exploration, Inc. ("REI"), a company controlled by the Named Executive Officer (the "NEO"), over the two year term of its agreement was agreed to be US$180,000 per year.

Termination Payments - If the agreement is breached or terminated by the Company other than for cause, or if prior to the second anniversary of the Effective Date the NEO ceases to be a director of the Company by reason other than resignation or ceasing to be qualified pursuant to the provisions of the *Business Corporations Act* (British Columbia), then the Company is obligated to pay to REI, in addition to any management fee having accrued and remaining unpaid at the time of such termination:

(a) if the termination occurs prior to the second anniversary of the Effective Date, an amount equal to the sum of:

  (i) 100% of the management fee which would have been payable to or for the benefit of REI between the date of termination and the second anniversary of the Effective Date if the agreement had not been terminated; and

  (ii) one hundred percent (100%) of the management fee which would have been payable to or for the benefit of REI over the last year of the initial two year term if the agreement had not been terminated; and

(b) if the termination occurs after the second anniversary of the Effective Date, an amount equal to one hundred percent (100%) of the management fee which would have been payable to or for the benefit of REI over the course of one year if the agreement had not been terminated, based on the annual management fee applicable at the time of termination.

Additional Payments on Change of Control - If the Company undergoes a change of control or a resolution is passed for its dissolution or winding up during the initial term or any subsequent term, REI may elect to terminate the agreement and in such event the Company will be obligated to pay to REI, in addition to any management fee having accrued and remaining unpaid at the time of such termination:

(a) if the termination occurs prior to the second anniversary of the Effective Date, an amount equal to the sum of:

(i) one hundred percent (100%) of the management fee which would have been payable to or for the benefit of REI between the date of termination and the second anniversary of the Effective Date if the agreement had not been terminated; and

(ii) 100% of the management fee which would have been payable to or for the benefit of REI over the last year of the initial two year term if the agreement had not been terminated; and

(b) if the termination occurs after the second anniversary of the Effective Date, an amount equal to one hundred percent (100%) of the management fee which would have been payable to or for the benefit of REI over the course of one year if the agreement had not been terminated, based on the annual management fee applicable at the time of termination.

Otherwise than as disclosed above, the Company does not have any compensatory plan or arrangement with respect to its Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or installments, exceeds $100,000.

***Compensation of Directors***

The Company has no standard arrangement pursuant to which directors of the Company are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange.

During the Company's financial year ended September 30, 2006, options were granted to directors and senior officers of the Company (other than the Named Executive Officer) without payment to purchase common shares.

| Date of Grant | No. of Shares | Price Per Share | Option Expiry | Preceding 30-Day Price Range |
|---|---|---|---|---|
| September 13, 2006 | 300,000 | $0.455 | Sep 13, 2011 | $0.37 - $0.61 |
| Dec. 24, 2004 | 1,250,000 | $0.15 | Dec. 24, 2009 | $0.10 - $0.12 |
| April 22, 2005 | 100,000 | $0.16 | April 22, 2007 | $0.11 - $0.21 |
| April 22, 2005 | 400,000 | $0.16 | April 22, 2010 | $0.11 - $0.21 |

During the Company's financial year ended September 30, 2006, no options were exercised by directors or senior officers of the Company to purchase common shares.

## CORPORATE GOVERNANCE

National Instrument 58-101 - "Disclosure of Corporate Governance Practices" requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201 – "Corporate Governance Guidelines". These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company's approach to corporate governance is set out below, having regard to the requirements set forth for Venture Issuers in Form 58-101F2 – "Corporate Governance Disclosure (Venture Issuers)".

### *Board of Directors*

The Board of Directors has the overall responsibility for the strategic planning and general management of the business and affairs of the Company. In fulfilling its responsibilities, the Board is responsible for, among other things:

(i) strategic planning for the Company;
(ii) identification of the principal business risks of the Company and ensuring the implementation of the appropriate systems to manager these risks;
(iii) succession planning for the Company, as well as the appointment, development and monitoring of senior management;
(iv) a communications policy for the Company; and
(v) the integrity of the Company's internal control and management information system.

Management is nominating four (4) individuals for election to the Company's board of directors (the "Board").

The Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under NI 58-101. Under NI 58-101, which refers in turn to Multilateral Instrument 52-110 – "Audit Committees", director is considered independent if he or she has no direct or indirect "material relationship" with the Company (other than shareholdings) which could, in the view of the Board, reasonably interfere with the exercise of that director's independent judgment. Of the proposed nominees, the President is an "inside" or management director and, accordingly, such person is not considered to be "independent" within the meaning of MI 52-110. The three other directors are considered by the Board to be "independent" within the meaning of MI 52-110.

The following directors of the Company are directors of other reporting issuers:

- Frank Callaghan is a director of the following reporting issuers:
  - Golden Cariboo Resources Inc.
  - Intenation Wayside Gold Mines Ltd.
  - Lions Gate Energy Inc.
  - Northern Continental Resources Ltd.
  - Northern Hemisphere Development Corp.

- Hans Rasmussen is not a director of any other reporting issuer.
- Odin Christensen is not a director of any other reporting issuer.
- Paul Zdebian is not a director of any other reporting issuer.

No other current director or nominee is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a Canadian or foreign jurisdiction.

***Orientation and Continuing Education***

The Board ensures that each new nominee has the competencies, skills and personal qualities required to perform his duty properly, and Company management does provide informal orientation and education to new directors respecting the Company's history, properties, performance and strategic plans. However, the Board does not have any formal policies with respect to the orientation of new directors, nor does it take any measures to provide continuing education for the directors. At this stage of the Company's development, and having regard to the background and experience of its directors, the Board does not feel it necessary to have such policies or programs in place.

***Ethical Business Conduct***

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited scope of the Company's operations and the small number of officers and consultants allows the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

***Nomination and Assessment***

The Board does not have a formal process in place with respect to the recruitment or appointment of new directors. Nominees have historically been recruited by existing Board members, and the recruitment process has involved both formal and informal discussions among Board members.

The Board monitors, but does not formally assess, the performance of individual Board members and their contributions. The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

***Compensation***

The Company does not currently have any Compensation Committee. The Board as a whole determines compensation of directors and the President. Directors and the President are not currently compensated for acting as directors or President, save for being granted incentive stock options. Such options are set within guidelines prescribed by the TSX Venture Exchange. The Board is satisfied that currently outstanding stock options adequately reflect the responsibilities and risks involved in being an effective director of the Company.

***Other Board Committees***

At the present time, the only other standing committee is the Audit Committee. The mandate of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee reviews the financial reporting process, the systems of internal controls, the audit process, and the Company's processes for monitoring compliance with laws and regulations. The Committee maintains effective working relationships with the Board, management and the external auditor. To effectively perform his or her role, each committee member is required to obtain an understanding of the detailed responsibilities of committee membership as well as the Company's business, operations and risks. The Committee has the authority to select and retain staff and experts as deemed appropriate to fulfill its mandate.

The written charter of the Audit Committee, as required by MI 52-110, is contained in Schedule "A" to this Circular. As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute additional formal standing committees, such as a Compensation Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors

***Venture Issuer Exemption***

Under Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

## MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by a person other than the directors or senior officers of the Company and its subsidiaries.

## ELECTION OF DIRECTORS

Pursuant to the Articles of the Company the number of Directors has been determined at four for the ensuing year.

The Board of Directors of the Company is currently divided into three classes, designated as Class I, Class II and Class III, to provide for a rotation of the terms of office for the directors on the board of directors. Directors are appointed for three-year terms and are placed in Class I, Class II or Class III as determined by the Board of Directors.

The expiry of the term of a director is determined by the Class in which the director is placed, with the term of all directors in one Class expiring at the end of each annual general meeting of the Company. Accordingly, at each annual general meeting, directors to replace those directors whose terms have expired are elected to hold office until the third succeeding annual general meeting. Any director whose term has expired is eligible for re-election. Tony Erickson resigned as a director effective as at December 29, 2006.

The term of office for the two directors in Class II (Hans Rasmussen and Odin Christensen) expires at the conclusion of the 2007 Annual General Meeting, while the terms of office of the directors in Class III (Paul Zdebiak) and Class I (Frank Callaghan) continue until the conclusion of the 2008 and 2009 annual general meetings respectively. Accordingly, there are two Class II directors to be elected at the meeting. Management's nominees to these positions are Messrs. Rasmussen and Christensen. If they are both elected, they will hold office as directors until the conclusion of the Company's 2010 Annual General Meeting, at which time they will be eligible for re-election for another three year term.

The following table provides information respecting the individuals nominated by management for election as a Class II directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them.

| Name and Residence | Principal Occupation | Director Since | No. of Shares |
|---|---|---|---|
| Hans Rasmussen<br>Class II – Director<br>President<br>Salt Lake City, Utah | President of the Company, Geologist | August 23, 2006 | Nil |
| Odin D. Christensen<br>Class II – Director<br>Manlos, Colorado | Self-employed Geologist | January 1, 2007 | Nil |

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS.

The following table provides information respecting the Class I and Class III continuing directors, including the approximate number of shares of the Company beneficially owned directly or indirectly, by each of them:

| Name and Residence | Principal Occupation | Director Since | No. of Shares |
|---|---|---|---|
| J. Frank Callaghan<br>Class I – Director<br>Vancouver, B.C. | President and CEO of International Wayside Gold Mines Ltd. | February 15, 2005 | Nil |
| Paul Zdebiak<br>Class III – Director<br>Vancouver, B.C. | Vice-President of the Company to February 14, 2005; Registered representative and investment advisor since March 1988. Mr. Zdebiak specializes in small cap companies | November 19, 2002 | 329,000 |

***Audit Committee***

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Messrs. Zdebiak, Callaghan and Christensen are currently members of the Company's audit committee. The Company has no Executive Committee.

The Audit Committee Charter is attached as Schedule "A".

*Independence of Audit Committee*

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are, in the view of the issuer's board of directors, "independent" as that term is defined in MI 52-110.

*Financial Literacy of Audit Committee*

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined in MI 52-110.

*Audit Fees*

The following table sets forth the fees billed to the Company by DeVisser & Company, Chartered Accountants, for services rendered in the last two fiscal years:

| | **2006** | **2005** |
|---|---|---|
| Audit Fees: | $17,000 | $11,500 |
| Audit Related Fees: | N/A | N/A |
| Tax Fees[1]: | $1,000 | $500 |
| Total: | $18,000 | $12,000 |

Notes:
(1) For preparation of the corporate income tax returns of the Company.

The Company is a venture issuer as defined in MI 52-110 – Audit Committees and is relying on the exemption in section 6.1 of MI 52-110 relating to parts 3 *(Composition of Audit Committee)* and 5 *(Reporting Obligations)*.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### (1) Approval of Directors' Acts

In light of increasing shareholder activism in the marketplace generally, and in the United States in particular, management has determined to seek to have the shareholders approve, ratify and confirm all acts, deeds and conduct of the directors from the beginning of the Company's most recently completed financial year to the date of the Meeting. In addition to the acts, deeds and conduct described herein, reference should be made to the materials accompanying this Circular, including the financial statements.

### (2) Proposed Alterations of Authorized Capital

In order to accommodate future financings, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 500,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.

This special resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Accordingly, shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

1. the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares without par value;

2. the Company's Notice of Articles be altered accordingly;

3. any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this Special Resolution; and

4. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

**(3) <u>Stock Option Plan</u>**

Pursuant to TSX Venture Exchange ("TSX") Policy 4.4 implemented during August, 2002, all TSX listed companies are required to adopt a stock option plan. The Board of Directors of the Company has established such a plan. The purpose of the plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries, and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 1 of the TSX Venture Exchange. It currently has a "fixed plan" pursuant to which it has annually asked shareholders to approve the grant of options to purchaser up to 10% of the number of shares outstanding at the time to the annual shareholders' meeting. Management has determined to recommend adoption of a "rolling" stock option plan (the "2007 Plan") at the Meeting.

The 2007 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The aggregate number of shares which may be issued pursuant to options granted under the 2007 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2. The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to option(s) granted to:

   (a) Insiders during any 12 month period may not exceed 10% of the issued shares of the Company unless more than 10% of the currently issued and outstanding shares of the Company are reserved and the 2007 Plan is approved by majority of the votes cast by "disinterested shareholders" at the Meeting;

(b) any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

(c) any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(d) any one Person employed to provide Investor Relations Activities during any 12 month period may not exceed 2% of the issued shares of the Company;

in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3. The aggregate number of shares under option to Insiders at any time within any 12 month period may not exceed 10% of the issued shares of the Company.

4. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less the discount permitted by TSX Policies (maximum 25%).

5. Options may be exercisable for a period of up to 5 years and, in the case of Consultants who are engaged in Investor Relations Activities will vest as to 25% on each of the date of grant and three, six, and nine months after the date of grant; provided that options may be exercisable for a period of up to 10 years if the Company becomes listed on Tier 1 of the TSX Venture Exchange.

6. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2007 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in Investor Relations Activities) or, if the optionee dies, within one year from the date of the optionee's death.

7. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2007 Plan is attached to and incorporated by reference into this Information Circular as Schedule B.

The 2007 Plan is subject to TSX acceptance and shareholder approval. Thereafter, notice of options granted under the 2007 Plan must be given to the TSX. Any amendments to the 2007 Plan must also be approved by the TSX and, if necessary, by the "disinterested shareholders" of the Company prior to becoming effective.

"Disinterested shareholders" are holders of Outstanding Common Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Outstanding Common Shares beneficially owned by insiders of the Company to whom shares may be issued pursuant to the 2007 Plan and associates of such insiders.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2007 Plan:

"Resolved as an ordinary resolution that the Company's 2007 Stock Option Plan be and the same is hereby approved, subject to such changes as may be recommended by counsel or required by Regulatory Authorities."

**(4) Other Business**

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

**BOARD APPROVAL**

This Information Circular contains information as at January 26, 2007, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on January 26, 2007.

DATED at Vancouver, British Columbia as of January 26, 2007.

## SCHEDULE "A"

## EAGLECREST EXPLORATIONS LTD.

## AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

  (i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

  (ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

  (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

  (ii) the compensation of the external auditor,

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

  (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

**Composition of the Committee**

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

**Authority**

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

**Reporting**

The reporting obligations of the committee will include:

(a) reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

(b) reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

# SCHEDULE "B"

# EAGLECREST EXPLORATIONS LTD.

# 2007 STOCK OPTION PLAN

## 1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide officers, Directors, Employees, Management Company Employees, and Consultants of EAGLECREST EXPLORATIONS LTD. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

## 2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors or an officer appointed or designated from time to time by the Board of Directors of the Corporation (such committee or officer, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to resolution passed by the Board of Directors.

## 3. Granting of Options

The Committee may from time to time designate bona fide Directors, officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common shares reserved for issue pursuant to the exercise of Options (including currently outstanding Options) at any given time after the date of this Plan shall be that number of Common shares which is equal to 10% of the number of the Outstanding Common Shares at such time, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b) the number of Common shares reserved for issuance to any one Optionee during any 12 month period shall not exceed 5% of the number of Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance to any one Consultant of the Corporation during any 12 month period may not exceed 2% of the number of Outstanding Common Shares;

(d) the number of Common shares reserved for issuance to any one Employee conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(e) the aggregate number of Common shares reserved for issuance to all Employees conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(f) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i) the number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders within any twelve month period may not exceed 10% of the number of Outstanding Common Shares;

(g) disinterested Shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee holding such Option is an Insider of the Corporation at the time of the proposed amendment; and all other amendments to the terms of any Options granted by the Corporation will comply with the applicable policies of the TSX Venture Exchange;

and the Corporation represents that each Employee, Consultant and Management Company Employee to whom Options are granted will be a *bona fide* Employee, Consultant or Management Company Employee; but nothing contained in this Plan will confer upon any Optionee any right with respect to employment or continuance of employment by the Corporation, or interfere in any way with the right of the Corporation to terminate any Optionee's employment.

## 4. Vesting and Related Matters

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options granted to Consultants performing Investor Relations Activities shall not vest on more favourable terms than one-quarter of the total number of Options granted on each of the date of grant and three, six and twelve months after the date of grant; and the Committee shall establish appropriate procedures for monitoring the trading in Common Shares by all Optionees performing Investor Relations Activities through procedures such as, for example, the establishment of a designated brokerage account through which such Optionee must conduct all trades of Common Shares, with trading reports directed to the Corporation.

## 5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

## 6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, to a maximum of five years, provided that each Option shall be subject to provisions to the effect that:

(a) the Option is personal to the Optionee and is not assignable or transferable;

(b) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death;

(c) if the Optionee shall no longer be a Director, Employee, Consultant or Management Company Employee, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 90 days after the Optionee ceases to be at least one of a Director, Employee, Consultant or Management Company Employee; and

(d) if the Optionee is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 30 days after the Optionee ceases to provide Investor Relations Activities.

**7. Exercise of Option**

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivering to the Corporation at its head office, or such other place as may be specified by the Corporation, a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price for the Common Shares then being purchased.

**8. Mergers, Amalgamation and Sale**

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or same and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at the end and the Optionee shall cease to have any further rights in respect thereof.

**9. Termination of Option in the event of Take-Over Bid**

In the event a take-over bid (as defined in the *Securities Act* (British Columbia), which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges; and upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

## 10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

## 11. Option Commitments

A written option commitment will be issued by the Corporation to each Optionee to whom an Option is granted hereunder, which will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms prescribed by the TSX Venture Exchange or approved by the Committee, all in accordance with the provisions of this Plan; and the commitment will be in such form as the Committee may from time to time approve or authorize any officer of the Corporation to issue on behalf of the Corporation, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options required under the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

## 12. Regulatory Authorities Approvals

The Plan and any Options granted by the Corporation shall be subject to the approval or acceptance, if required, of the TSX Venture Exchange or any other stock exchange on which the Common Shares are listed for trading; and any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval or acceptance, if required, is given.

## 13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

## 14. Common shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

## 15. Prior Plans

This Plan shall come into force and effect on March 1, 2007 and entirely replaces and supersedes any and all prior share option plans enacted by the Board of Directors of the Corporation and any predecessor corporations.

## 16. Definitions

Capitalized terms used herein that are not defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual; and "Outstanding Common Shares" at the time of any grant of Options means the number of Common Shares that are outstanding immediately prior to the grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

## 17. Effective Date

This Plan is effective from and after March 1, 2007; provided that:

(a) the Corporation must obtain Exchange Acceptance of this Plan before it grants any Options under this Plan; and

(b) no Options granted under this Plan may be exercised until this Plan has been approved by the shareholders of the Corporation.

## 18. TSX Venture Exchange Policy

In the event of any conflict between this Plan and the policies of the TSX Venture Exchange in effect from time to time, or in the event of the omission from this Plan of any provision required to be included herein pursuant to the policies of the TSX Venture Exchange in effect from time to time, this Plan and any Option granted pursuant to this Plan shall be and be deemed for all purposes to have been amended to comply with the provisions of the TSX Venture Exchange policy.

# Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

**You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.**

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

## EAGLECREST EXPLORATIONS LTD.

**Please select one or both of the following options:** ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____________________________________________

Address: ____________________________________________
*Street Name & Number* *Apt. or Suite*

____________________________________________
*City* *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:______ or Mail:_____

*Signature: ______________________ Date: ______________________

**PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:**

**PACIFIC CORPORATE TRUST COMPANY**
**3RD FLOOR, 510 BURRARD STREET**
**VANCOUVER, BC**
**V6C 3B9**

**OR BY FAX TO: 604-689-8144**

**OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 510 Burrard Street., 3rd Floor, Vancouver, BC, V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the holder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder***, who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

# VOTING METHODS

## INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

## TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

## RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

**510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.**

***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.***

# Request for Voting Instructions ("VIF")

**ANNUAL & SPECIAL**
**MEETING OF SHAREHOLDERS OF**
**EAGLECREST EXPLORATIONS LTD.**
**TO BE HELD AT 1300-1111 WEST GEORGIA STREET, VANCOUVER, BC**
**ON MARCH 1, 2007, AT 10:00 AM**

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

**We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.** In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

**Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.**

**SECURITYHOLDER SIGN HERE:** ______________________

**DATE SIGNED:** ______________________

**THIS FORM MUST BE SIGNED AND DATED ABOVE.**

**SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.**

## Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. Appointment of DeVisser Gray, Chartered Accountants as auditors of the Company | | N/A | |
| 2. To authorize the Directors to fix the Auditors' remuneration | | | N/A |
| 3. To elect as a Class II Director, Hans Rasmussen | | N/A | |
| 4. To elect as a Class II Director, Odin Christensen | | N/A | |
| 5. To increase Authorized Capital / Amend Notice of Articles | | | N/A |
| 6. To approve 2007 Stock Option Plan | | | N/A |
| 7. To approve, ratify & confirm directors' deeds | | | N/A |
| 8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions | | N/A | |
| 9. | | | |
| 10. | | | |
| 11. | | | |
| 12. | | | |
| 13. | | | |
| 14. | | | |
| 15. | | | |
| 16. | | | |
| 17. | | | |
| 18. | | | |
| 19. | | | |
| 20. | | | |
| 21. | | | |
| 22. | | | |

**Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.**

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

## INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

## VOTING METHODS

**INTERNET VOTING** 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

**TELEPHONE VOTING** 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

**RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company**

**510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.** ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

END